UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of September 2024
Commission file number: 001-41842
Abivax SA
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)
7-11 boulevard Haussmann
75009 Paris, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-
F.
Form 20-F ☒ Form 40-F ☐

On September 9, 2024, Abivax SA (the "Registrant") announced its financial results as of and for the six months ended June 30, 2024 and issued a press release and its half-year financial report, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

Exhibit Index

Exhibit 99.1	Press release, dated September 9, 2024
Exhibit 99.2	2024 half-year financial report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly.

Abivax SA (Registrant)

Date: September 9, 2024	/s/ Marc de Garidel
Chief Executive Officer

Exhibit 99.2
2024 Half-Year Financial Report
TABLE OF CONTENTS

Page
INTRODUCTION.................................................................................................................	1
RISK FACTORS...................................................................................................................	3
OPERATING RESULTS........................................................................................................	4

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS.........................................................	F-1

INTRODUCTION
Unless otherwise indicated or the context otherwise requires, “Abivax,” “the Company,” “the Group,” “we,” “us”
and “our” refer to Abivax SA and its consolidated subsidiary, taken as a whole.
“Abivax” and the Abivax logo and other trademarks or service marks of Abivax SA appearing in this half-year report are the property of Abivax SA. Solely for convenience, the trademarks, service marks and trade names referred to in this half-year report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this half-year report are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.
This half-year report includes our unaudited financial statements as of and for the six months ended June 30, 2024 and 2023 prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the
European Union ("EU") regulation n°1606/2022 of July 19, 2022. None of our financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our financial statements are presented in euros and, unless otherwise stated, all monetary amounts are in euros. All references in this half-year report to “$”, “U.S. dollars” and “dollars” mean U.S. dollars, and all references to “€”, “EUR” and “euros” mean
European Monetary Union euros, unless otherwise noted. Throughout this half-year report, references to "ADSs"
mean American Depositary Shares (“ADSs”) or ordinary shares represented by such ADSs, as the case may be.
Special Note Regarding Forward-Looking Statements
This half-year report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), that are based on our management’s beliefs and assumptions and on information currently available to our management.
All statements other than present and historical facts and conditions contained in this half-year report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this half-year report, the words
“anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,”
“will,” “would,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•the prospects of attaining, maintaining and expanding marketing authorization for our drug candidates;
•the potential attributes and clinical advantages of our drug candidates;
•the initiation, timing, progress and results of our preclinical and clinical trials (and those conducted by third parties) and other research and development programs;
•the timing of the availability of data from our clinical trials;
•the timing of and our ability to advance drug candidates through clinical development;
•the timing or likelihood of regulatory meetings and filings;
•the timing of and our ability to obtain and maintain regulatory approvals for any of our drug candidates;
•our ability to identify and develop new drug candidates from our preclinical studies;
•our ability to develop sales and marketing capabilities and transition into a commercial-stage company;
•the effects of increased competition as well as innovations by new and existing competitors in our industry;
•our ability to enter into strategic relationships or partnerships;
•our ability to obtain, maintain, protect and enforce our intellectual property rights and propriety technologies and to operate our business without infringing the intellectual property rights and proprietary technology of third parties;
•our expectations regarding our cash requirements;
•our estimates regarding expenses, future revenues, capital requirements and the need for additional financing;
•the impact of government laws and regulations;
•our competitive position; and

•unfavorable conditions in our industry, the global economy or global supply chain, including financial and credit market fluctuations, international trade relations, political turmoil, natural catastrophes, warfare (such as the Russia-Ukraine war and the Israel-Hamas war), and terrorist attacks.
We encourage you to read and carefully consider all of the risk factors disclosed in our annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on April 5, 2024
(the “Annual Report”) under the caption “Item 3.D—Risk Factors” for a more complete understanding of the risks and uncertainties material to our business, including important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this document will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. These forward-looking statements represent our plans, objectives, estimates, expectations and intentions only as of the date of this filing. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
You should read this document and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.
This half-year report contains market data and industry forecasts that were obtained from industry publications.
These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this half-year report is generally reliable, such information is inherently imprecise.
Rounding of Figures
Certain figures (including data expressed in thousands or millions of euros or dollars) and the percentages presented in this half-year report have been rounded up or down. Accordingly, totals given may vary slightly from those obtained by adding the exact (unrounded) values of those same figures.

RISK FACTORS
The Company’s business faces significant risks. You should carefully consider all of the information set forth in this document and in the Company’s other filings with the SEC, including the risk factors which the Company faces and which are faced by the Company’s industry described in “Item 3.D—Risk Factors” of the Company’s Annual
Report on Form 20-F for the fiscal year ended December 31, 2023. Our risk factors have not changed materially from those described in our Annual Report on Form 20-F. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

OPERATING RESULTS
Overview
We are a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Our lead drug candidate, obefazimod, is currently being evaluated in the following:
•Ulcerative colitis (“UC”): Phase 3 clinical trials for the treatment of adults with moderately to severely active UC are ongoing (“ABTECT”).  On August 6, 2024, we announced that our ABTECT trial surpassed the 600-patient enrollment milestone, therefore confirming that the trial is currently on pace to reach full enrollment in early first quarter of 2025.  Top-line results from the ABTECT 8-week induction trial are expected in the early second quarter of 2025, with the 44-week maintenance data read-out expected during the first quarter of 2026. To date, participants' baseline characteristics and trial trends are in line with observations from the Phase 2b trial.
•Crohn’s disease (“CD”): We have cleared the Investigational New Drug application for Phase 2 trial of obefazimod in CD and expect to initiate a Phase 2b clinical trial of obefazimod in patients with CD in
September of 2024 with the 12-week induction data read-out expected in second half of 2026.
•Combination therapy: Formal process evaluating oral and injectable combination therapy candidates with obefazimod in UC has commenced.  Preclinical data to support decision-making on combination agent is expected in the second half of 2024.
In addition, we have launched a research and development program to generate new potential drug candidates to strengthen our intellectual property portfolio on the miR-124 platform and to identify additional drug candidates from our proprietary small molecule library that includes additional miR-124 enhancers. We expect to announce a follow-on candidate selection in a new indication in the second half of 2024.
In July 2024, we announced leadership and organizational updates, which included the appointment of Sylvie
Grégoire as Chair of the Board of Directors (the “Board”), resignation of Carol Brosgart from the Board, appointment of Fabio Cataldi as Chief Medical Officer, appointment of David Zhang as Chief Strategy Officer, resignation of Sheldon Sloan from his position as Chief Medical Officer, and resignation of Michael Ferguson from his position as Chief Commercial Officer.
Principal Factors Affecting Our Results of Operations
For factors affecting our results of operations, refer to those listed in the Company’s 2023 Universal
Registration Document filed with the AMF on April 5, 2024, which is available on the websites of the Company and the AMF, and public filings and reports filed with the SEC, including the Company’s 2023 Annual Report on Form
20-F available on the SEC’s website.

Results of Operations
The following table sets forth our results of operations for the six months ended June 30, 2024 and 2023.

(In thousands of euros)	Six-Month Ended June 30, 2023	Six-Month Ended June 30, 2024	% 2023 Change
Other operating income .........................................................	€2,255	€6,815	202%

Total operating income ..................................................................	2,255	6,815	202%

Sales and marketing expenses .................................................	(155)	(4,229)	2628%
Research and development expenses ......................................	(32,622)	(64,650)	98%
General and administrative expenses ....................................	(6,758)	(17,932)	165%

Total operating expenses ...............................................................	(39,535)	(86,811)	120%

Operating loss .................................................................................	(37,280)	(79,997)	115%

Financial expenses .................................................................	(15,030)	(9,514)	(37)%
Financial income ....................................................................	357	7,873	2105%

Financial income (loss) ..................................................................	(14,673)	(1,641)	(89)%

Net loss before tax ..........................................................................	(51,953)	(81,638)	57%

Income Tax .............................................................................	—	—	—%

Net loss for the period ....................................................................	€(51,953)	€(81,638)	57%

Total Operating Income
For the six months ended June 30, 2024, our total operating income was €6.8 million, as compared to
€2.3 million for the six months ended June 30, 2023, an increase of  202% as detailed below.
Other Operating Income
The following table sets forth our other operating income for the six months ended June 30, 2024 and 2023.

(In thousands of euros)	Six-Month Ended June 30, 2023	Six-Month Ended June 30, 2024	% 2023 Change
CIR (Research Tax Credits) ..............................................................	€2,235	€2,665	19%
Subsidies ...........................................................................................	13	4,121	31597%
Other .................................................................................................	7	29	320%

Total other operating income ........................................................	€2,255	€6,815	202%

For the six months ended June 30, 2024, our other operating income was €6.8 million, as compared to
€2.3 million for the six months ended June 30, 2023. This variation is due to an increase in Subsidies by €4.1 million.
Research Tax Credits
For the six months ended June 30, 2024, we recognized research tax credits for our research and development projects of €2.7 million, as compared to €2.2 million for the six months ended June 30, 2023. Although research and development expenses for the six months ended June 30, 2024 increased by 98% as compared to the six months ended June 30, 2023, there was no significant variation in research tax credits during the period due to the maximum amount of eligible outsourced research and development expenses being capped and internal research and development costs being stable.

Subsidies
For the six months ended June 30, 2024, our subsidy income was €4.1 million as compared to €13.0 thousand for the six months ended June 30, 2023, an increase of €4.1 million. The amount is related to the RNP-VIR and
CARENA conditional advances granted by Bpifrance between 2013 and 2019. Following the termination of both projects, in June 2024, Bpifrance agreed to waive 60% of the remaining conditional advances and accrued interests, resulting in a subsidy income of €4.1 million (see Bpifrance - Conditional Advances and Subsidies within the
"Liquidity and Capital Resources" section).
Total Operating Expenses
For the six months ended June 30, 2024, our total operating expenses were €86.8 million, as compared to
€39.5 million for the six months ended June 30, 2023, an increase of €47.3 million, or 120%. This increase was primarily due to an increase in research and development expenses of €32.0 million and an increase in general and administrative expenses by €11.2 million, each as described below.
Sales and Marketing Expenses
For the six months ended June 30, 2024, our total sales and marketing expenses were €4.2 million, as compared to €155.0 thousand for the six months ended June 30, 2023, and increase of €4.1 million. These expenses consist primarily of consulting costs associated with market research in preparation for our future sales and commercialization efforts in the U.S.
Research and Development Expenses
The following table sets forth our research and development expenses by drug candidate and therapeutic indication for the six months ended June 30, 2024 and 2023.

(In thousands of euros)	Six-Month Ended June 30, 2023	Six-Month Ended June 30, 2024	% 2023 Change
Obefazimod ............................................................................................	€30,915	€62,033	101%
Ulcerative Colitis ...........................................................................	26,196	51,752	98%
Crohn’s Disease .............................................................................	—	917	—%
Rheumatoid Arthritis .....................................................................	382	3	(99)%
Covid-19 .......................................................................................	5	16	217%
Obefazimod Other Indication ........................................................	68	257	277%
Transversal activities .....................................................................	4,263	9,089	113%
ABX196 ..................................................................................................	46	12	(74)%
ABX711 ..................................................................................................	561	—	—%
		—	(100)%
Others .....................................................................................................	1,100	2,605	137%

Research and development expenses ...................................................	€32,622	€64,650	98%

For the six months ended June 30, 2024, our research and development expenses were €64.7 million, as compared to €32.6 million for the six months ended June 30, 2023, an increase of €32.0 million, or 98%. This increase was primarily due to a €25.6 million, or 98%, increase in expenses related to our UC clinical program, driven by the progression of Phase 3 clinical trials for obefazimod in UC (where Phase 3 clinical trial costs were significantly higher than in Phase 2) and a €4.8 million, or 113%, increase in transversal activities related to the overall expansion of the research and development headcount to support our organizational growth and the issuance of new equity awards to officers and employees in research and development.

General and Administrative Expenses

(In thousands of euros)	Six-Month Ended June 30, 2023	Six-Month Ended June 30, 2024	% 2023 Change
Personnel costs .....................................................................................	3,305	11,172	238%
Consulting and professional fees ..........................................................	2,361	3,848	63%
Other general and administrative expenses ..........................................	1,092	2,912	167%
General and administrative expenses ...............................................	6,758	17,932	165%
For the six months ended June 30, 2024, our general and administrative expenses were €17.9 million, as compared to €6.8 million for the six months ended June 30, 2023, an increase of €11.2 million, or 165%. This increase was primarily due to an increase in personnel costs of €7.9 million, or 238%, resulting from the issuance of new equity awards to our officers and employees, management changes that occurred during the period and an increase G&A headcount to support the expansion of the Company, as well as increased legal and professional fees and other costs associated with operating as a dual-listed public company.
Operating Loss
For the six months ended June 30, 2024, our net operating loss was €80.0 million, as compared to a net operating loss of €37.3 million for the six months ended June 30, 2023, an increase of €42.7 million, or 115%. This increase was primarily due to an increase of €32.0 million in research and development expenses, an increase of
€11.2 million in general and administrative expenses and the recognition of €4.1 million of sales and marketing expenses.
Financial Income (Loss)
For the six months ended June 30, 2024, our net financial loss was €1.6 million, as compared to a net financial loss of €14.7 million for the six months ended June 30, 2023.
For the six months ended June 30, 2024, our net financial loss was mainly driven by interest expenses of €4.2 million in relation to the first tranche of senior secured convertible bonds with warrants attached in the Kreos /
Claret Financing (the “Kreos / Claret OCABSA”), the second and third tranches of senior secured bonds in the
Kreos / Claret Financing (drawn on March 28, 2024 and June 21, 2024, respectively) and the senior convertible notes in the Heights Financing (the "Heights Convertible Notes") and €1.9 million in relation to our royalty certificates, a €1.5 million increase in the fair value of derivatives and transaction costs amounting to €1.6 million.
These costs were partially offset mainly by an interest income of €4.8 million in relation to the invested proceeds from our U.S. initial public and listing on Nasdaq and foreign exchange gains of €2.3 million (including the €1.8 million non-cash impact of the revaluation of U.S. dollar-denominated cash and cash equivalents as of June 30,
2024).
For the six-month period ended June 30, 2023, our financial expenses were €15.0 million and were primarily related to royalty certificates (€7.3 million). These expenses result from our reassessment of the probability of future cash flows related to the certificates. This change reflects the higher probability to reach the objectives of our development and commercialization plans, following the recent changes in management and governance, as well as our Phase 2b two-year open-label maintenance trial for UC. Our financial expenses were also due to an increase in the fair value of the convertible option related to OCEANE bonds by €4.2 million and the Kreos Tranche A BSA and Kreos Tranche B BSA’s fair values by an aggregate amount of €1.4 million (as a result of a significant change in market conditions and an increase in our share price), partially offset by our financial income of €0.4 million which was mainly the result of the effect of unwinding the discount related to the long-term CRO advances amounting to €0.3 million.
Income Taxes
For each of the six-months ended June 30, 2024 and 2023, our income tax charge was zero.
Net Loss
For the six months ended June 30, 2024, our net loss for the period was €81.6 million, as compared to
€52.0 million for the six months ended June 30, 2023, an increase of €29.7 million, or 57.1%.

Liquidity and Capital Resources
Sources of Liquidity
We have incurred substantial operating losses since inception and expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. For the six months period ended June
30, 2023 and 2024, we reported net losses of €52.0 million and €81.6 million, respectively. As of June 30, 2024, we carried forward accumulated tax losses of €525.7 million.
Since inception, we have financed our operations through the issuance of ordinary shares with gross aggregate proceeds of €557.2 million, of which €130.0 million of gross proceeds were from offerings of our ordinary shares on
Euronext Paris in February 2023, €223.3 million of gross proceeds were from offering of our ordinary shares in the form of ADS on the Nasdaq Global Market as well as ordinary shares in Europe (including France) and countries outside of the United States in a private placement in October 2023, bank borrowings and structured loans for
€175.0 million, reimbursements of CIR in an amount of €31.1 million, subsidies received from Bpifrance (including
€17.1 million of subsidies and €1.8 million of conditional advances) and royalty certificates in an amount of
€2.9 million. Based on (a) our existing cash and cash equivalents of €222.3 million as of June 30, 2024, and (b) the expected reimbursement of the CIR from 2023 in the second half of 2024 amounting to €4.5 million, we expect to be able to fund our forecasted cash flow requirements into the fourth quarter of 2025. This takes into account our assumption that R&D expenditure will be substantially increased in 2024 driven by the progression of the Phase 3 clinical trials of obefazimod in UC and the initiation of the Phase 2b trial for CD in 2024. Under these assumptions and based on our current clinical plan, we would have sufficient funds to finance our operations through the announcement of our top-line data from the Phase 3 ABTECT induction trials for UC in the early second quarter of
2025.
Based on the above and the actions we have taken, management has concluded that the substantial doubt about our ability to continue as a going concern has been alleviated beyond 12 months from issuance of the accompanying financial statements, and the accompanying financial statements have been prepared on a going concern basis.
Capital Increases
There have been no additional capital increases since December 31, 2023.
Research Tax Credits
From our inception to June 30, 2024, we have benefited from refunds of CIRs in a total amount of
€31.1 million. In November 2023, we received CIRs of €4.5 million with respect to the year ended December 31,
2022. We anticipate to receive CIRs of €4.5 million with respect to the year ended December 31, 2023 by 2024 year end.

Bpifrance—Conditional Advances and Subsidies
We have received several conditional advances and subsidies from Bpifrance since our inception. Funds received from Bpifrance in the form of conditional advances are recognized as financial liabilities, as we have a contractual obligation to reimburse Bpifrance for such conditional advances in cash based on a repayment schedule.
Each award of an advance is made to help fund a specific development milestone. Subsidies are non-repayable grants, which are recognized in the financial statements when there exists reasonable assurance that we will comply with the conditions attached to the subsidies and the subsidies will be received.
Bpifrance—CARENA Contract
As part of the development of therapeutic and diagnostic solutions targeting alternative splicing and RNA interference in the fields of virology (HIV-AIDS, HTLV-1) and metabolism (obesity), SPLICOS, which we acquired in October 2014, entered into a Master Support Agreement and a conditional advance contract on December 2013 for the “CARENA” Strategic Industrial Innovation Project (“CARENA project”), with Bpifrance. Under this contract, we were eligible to receive up to €3.8 million in conditional advances to develop a therapeutic HIV treatment program with obefazimod. As of June 30, 2024, we had received €2.2 million of conditional advances, of which €1.2 million was received in December 2013, €1.0 million in September 2014 and €29,0 thousand in June
2016.
In June 2024, the Company and Bpifrance agreed to terminate the project due to technical failure. Bpifrance granted an additional amount of €1.1 million payable to the Company to reimburse additional expenses incurred as part of the project, and agreed to waive 60% of the remaining conditional advance of €3.3 million and accrued interests, for which we recognized a subsidy income of €2.3 million in the aggregate.
Bpifrance—RNP-VIR Contract
As part of the CARENA project, focused on the clinical development of a drug molecule and demonstrating the validity of an innovative therapeutic approach targeting viral RNPs, we entered into a Master Support
Agreement with Bpifrance, as well as a beneficiary agreement dated March 21, 2017, with conditional advances for the “RNP-VIR” structuring research and development project for competitiveness. Under the RNP-VIR contract, we were eligible to receive up to €6.3 million in conditional advances to develop methods for the discovery of new molecules for the treatment of viral infectious diseases through the development of the “Modulation of RNA biogenesis” platform. As of June 30, 2024, we had received €4.0 million of conditional advances, of which €1.8 million was received in September 2017, €0.3 million in August 2018 and €1.9 million in November 2019.
In June 2024, the Company and Bpifrance agreed to terminate the project due to technical failure. Bpifrance claimed the reimbursement of €1.2 million corresponding to overpayments of conditional advances and subsidies
(for which the Group had not incurred the corresponding R&D expenses) and agreed to waive 60% of the remaining advances of €3.0 million and accrued interests, for which the we recognized a subsidy income of €1.9 million in the aggregate.
Indebtedness
For a description of material financing agreements, see "Item 10.C. Material Contracts" of the Company’s
2023 Annual Report on Form 20-F.
On March 28, 2024 and June 21, 2024, we drew down the Second and Third Tranches under the Kreos / Claret
Financing Agreements, amounting to €25 million each. For more information on these financings, see Note 15.1 to our unaudited condensed consolidated financial statements as of June 30, 2024 elsewhere in this half-year financial report.

Historical Changes in Cash Flows
The following table sets forth our cash inflows and outflows for the six months ended June 30, 2024 and 2023.

(In thousands of euros)	Six-Month Ended June 30, 2023	Six-Month Ended June 30, 2024	% 2023 Change
Net cash flows (used in) operating activities .........................................	(27,599)	(85,175)	209%
Net cash flows (used in) investing activities ........................................	(1,712)	13,458	(886)%
Net cash flows provided by financing activities ....................................	116,742	40,322	(65)%
Effect of movements in exchange rates on cash held .......................	—	1,770	—%
Net increase (decrease) in cash and cash equivalents .....................	87,432	(29,625)	(134)%
		251,942
Cash and cash equivalents at the beginning of the period ...............	26,950	251,942	835%

Cash and cash equivalents at the end of the period ..........................	114,381	222,317	94%

Operating Activities
For the six months ended June 30, 2024, cash used in operating activities was €85.2 million, as compared to
€27.6 million for the six months ended June 30, 2023, an increase of €57.6 million, or 209%.
For the six months ended June 30, 2024, cash used in operating activities is attributable to increased R&D spend driven by the progression of the UC Phase 3 clinical trial, increased headcount to support the expansion of the overall organization, including our new sales and marketing department, increased legal and professional fees and other infrastructure costs associated with operating as a dual-listed public company and changes in working capital.

For the six months ended June 30, 2023, cash used in operating activities mainly reflected our net loss of
€51.95 million and was primarily used for our research and development efforts (€32.6 million) as a result of progression of our portfolio development and UC Phase-3 clinical trial and was partially offset by the net increase in working capital (€9.2 million).
Investing Activities
For the six months ended June 30, 2024, cash provided by investing activities was €13.5 million and was mainly due to a decrease in short-term investments of €9.1 million from the payment of the Group's 6-month term deposit and interest received of €4.8 million.
For six months ended June 30, 2023, cash used in investing activities was €1.7 million and was mainly composed of payments of additional long-term CRO advances for clinical trials.
Financing Activities
For the six months ended June 30, 2024, cash provided by financing activities was €40.3 million, which consisted of drawdowns on tranche B (in an amount of €25 million) and tranche C (in an amount of €25 million) of the senior secured non-convertible bonds from the Kreos / Claret Financing, net of disbursed transaction costs and deposits (in an amount of €2.6 million in the aggregate), partially offset by repayments of €6.0 million (of which
€4.4 million under the Heights convertible notes) and interest payments of €3.0 million.
For the six months ended June 30, 2023, cash from financing activities was €116.7 million which consisted net proceeds from a capital raise with Euronext Paris of €123.3 million (including transaction costs of €6.7 million), partially offset by repayments under the bonds issued under the 2018 venture loan agreement with Kreos Capital
(the "First KC Notes") and bonds issued under the 2020 bonds issue agreement with Kreos Capital (the "Second KC
Notes") (in an amount of €5.4 million) and interest paid (in an amount of €0.9 million).

Material Cash Requirements
Contractual Obligations and Loans
The following table sets forth aggregate information about material contractual obligations as of June 30,
2024.
The commitment amounts in the table below are associated with contracts that are enforceable and legally binding and that specify all significant terms, including, fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. Future events could cause actual payments to differ from these estimates. All amounts except the retirement benefits in the table below are presented gross and are undiscounted.

	As of June 30, 2024	As of June 30, 2024	As of June 30, 2024
	Less than	More than
(In thousands of euros)	1 year	1 year	Total
Financial debt obligations ..........................	31,283	96,206	127,489
Lease obligations .......................................	583	1,814	2,396
Retirements benefits ..................................	0	635	635
Off-balance sheet obligations ....................	245,438	0	245,438

Total ..........................................................	277,304	98,655	375,958

In the ordinary course of our business, we regularly use the services of subcontractors and enters into research and partnership arrangements with various CROs and with public-sector partners or subcontractors, who conduct clinical trials and studies in relation to the drug candidates. Off-balance sheet obligations in the table above are commitments related to these research and partnership agreements. They are classified at less than one year maturity in the absence of a fixed schedule in contracts, in case of multiple-year contracts, such as CRO contracts. CRO contracts include payments that are conditional to the completion of future development milestones. The majority of the commitments with our CROs are cancellable under certain circumstances such as insolvency, study put on hold by competent authorities, breach in regulations or negligence in the provision of the services.
Our material cash requirements in the above table do not include potential future royalty payments related to the royalty certificates, amounting to 2% of the future net sales of obefazimod (worldwide and for all indications).
The amount of royalties that may be paid under the royalty certificates is capped at €172.0 million in the aggregate.
Royalty payments are expected to take place before the expiry date of the certificates, which is 15 years after their issuance date (September 2, 2037).
As of June 30, 2024, our contractual obligations and loans were €376.0 million comprising financial debt obligations of €127.5 million (in turn, comprising  €61.2 million with respect to the second and third tranches of senior secured non-convertible bonds in the Kreos / Claret Financing, €31.4 million with respect to Heights
Convertible Notes, €29.8 million with respect of the Kreos / Claret OCABSA, €2.6 million with respect to the PGE and €2.5 million of conditional advances from Bpifrance) and off-balance sheet obligations of €245.4 million with respect to purchase obligations.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ABIVAX SA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands of euros)	Notes	AS OF DECEMBER 31, 2023 (RESTATED1)	AS OF JUNE 30, 2024
ASSETS
Non-current assets
Goodwill	6	18,419	18,419
Intangible assets	7	6,604	6,607
Property, plant and equipment	8	878	2,574
Other financial assets	9	12,870	12,783
Other assets	10	2,320	1,124
Total non-current assets		41,090	41,507
Current assets
Other financial assets	9	9,186	136
Other receivables and assets	10	24,845	20,532
Cash and cash equivalents	11	251,942	222,317
Total current assets		285,972	242,985
TOTAL ASSETS		327,062	284,492
LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders’ equity
Share capital		629	629
Premiums related to share capital		478,218	478,909
Translation reserves		112	32
Retained earnings		(135,209)	(271,463)
Net loss for the period		(147,740)	(81,638)
Total shareholders’ equity	13	196,010	126,470
Non-current liabilities
Retirement benefit obligations	16	629	635
Provisions		30	27
Borrowings	15	2,563	38,628
Convertible loan notes	15	21,643	22,466
Derivative instruments	15	—	2,136
Royalty certificates	15	12,229	14,162
Other financial liabilities	15	3,262	—
Total non-current liabilities		40,356	78,055
Current liabilities
Borrowings	15	1,655	10,814
Convertible loan notes	15	29,605	24,812
Derivative instruments	15	2,579	4,121
Other financial liabilities	15	3,509	2,480
Trade payables and other current liabilities	17.1	47,221	31,793
Tax and employee-related payables	17.2	6,073	5,948
Deferred income		52	—
Total current liabilities		90,695	79,967
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		327,062	284,492
1In application of the Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current, and
Non-current Liabilities with Covenants, the non-current portion of the Heights convertible notes, amounting to €20,652 thousand, was reclassified within the current liabilities (Convertible loan notes) as of December 31, 2023 (see Note 2).

ABIVAX SA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of euros, except per share amounts)	Notes	FOR THE SIX MONTHS ENDED JUNE 30, 2023	FOR THE SIX MONTHS ENDED JUNE 30, 2024
Other operating income	18	2,255	6,815
Total operating income		2,255	6,815
Sales and marketing	19.1	(155)	(4,229)
Research and development	19.2	(32,622)	(64,650)
General and administrative	19.3	(6,758)	(17,932)
Total operating expenses		(39,535)	(86,811)
Operating loss		(37,280)	(79,997)
Financial expenses		(15,030)	(9,514)
Financial income		357	7,873
Financial gain (loss)	21	(14,673)	(1,641)
Net loss before tax		(51,953)	(81,638)
Income tax	22	—	—
Net loss for the period		(51,953)	(81,638)
Loss per share (€/share)
Weighted average number of outstanding shares used for computing basic/ diluted loss per share		35,903,802	62,918,529
Basic / diluted loss per share (€/share)	23	(1.45)	(1.30)

ABIVAX SA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE
LOSS

(Amounts in thousands of euros)	Notes	FOR THE SIX MONTHS ENDED JUNE 30, 2023	FOR THE SIX MONTHS ENDED JUNE 30, 2024
Net loss for the period		(51,953)	(81,638)
Items that will not be reclassified to profit or loss		79	66
Actuarial gains and losses on retirement benefit obligations	16	79	66
Items that are or may be reclassified subsequently to profit or loss		3	80
Foreign currency translation differences		3	(80)
Other comprehensive income		82	(14)
Total comprehensive loss for the period		(51,871)	(81,652)

ABIVAX SA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of euros)	Notes	NUMBER OF SHARES ISSUED	SHARE CAPITAL	PREMIUMS RELATED TO SHARE CAPITAL	TRANSLATION RESERVE	RETAINED EARNINGS	NET LOSS FOR THE YEAR	TOTAL SHAREHOLDER 'S EQUITY

AS OF JANUARY 1, 2023		22,313,185	223	150,476	—	(82,771)	(60,740)	7,188
Net loss for the period		—	—	—	—	—	(51,953)	(51,953)
Other comprehensive income	16	—	—	—	3	79	—	82
Total comprehensive loss for the period		—	—	—	3	79	(51,953)	(51,871)
Appropriation of prior period net loss		—	—	—		(60,740)	60,740	—
Capital increase from issuance of ordinary shares	13.3	20,000,000	200	129,800	—	—	—	130,000
Transaction costs related to capital increase	13.3	—	—	(6,742)	—	—	—	(6,742)
Exercises of the Kreos share warrants	13.3, 14	99,583	1	1,849	—	—	—	1,850
Exercises of other share warrants		134,800	1		—	—	—	1
Shares based compensation expense	14	—	—	—	—	56	—	56
Transactions on treasury shares	13.1	—	—	—	—	7	—	7
AS OF JUNE 30, 2023		42,547,568	425	275,383	3	(143,369)	(51,953)	80,489

AS OF DECEMBER 31, 2023		62,928,818	629	478,218	112	(135,210)	(147,740)	196,009
Net loss for the period		—	—	—	—	—	(81,638)	(81,638)
Other comprehensive income	16	—	—	—	(80)	66	—	(14)
Total comprehensive loss for the period		—	—	—	(80)	66	(81,638)	(81,652)
Appropriation of prior period net loss		—	—	—	—	(147,740)	147,740	—
Transaction costs related to capital increase	13.2	—	—	446	—	—	—	446
Issue of share warrants	14	—	—	200	—	—	—	200
Exercises of other share warrants	13.3, 14	4,000	—	45	—	—	—	45
Shares based compensation expense	14	—	—	—	—	11,421	—	11,421
Transaction on treasury shares	13.1	—	—	—	—	—	—	—
AS OF JUNE 30, 2024		62,932,818	629	478,909	32	(271,463)	(81,638)	126,470

ABIVAX SA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of euros)	Notes	FOR THE SIX MONTHS ENDED JUNE 30, 2023	FOR THE SIX MONTHS ENDED JUNE 30, 2024
Cash flows used in operating activities
Net loss for the period		(51,953)	(81,638)
Adjustments for:
Elimination of amortization of intangibles and depreciation of property, plant and equipment		329	576
Elimination of retirement benefit obligations	16	52	60
Elimination of share-based compensation expenses	14	56	11,421
(-) Net gain on sale of treasury shares		—	(39)
Interest expenses and other financial expenses	21	9,416	7,967
Financial income	21	(339)	(7,359)
Effect of unwinding the discount related to advances		—	(351)
Decrease in derivatives and liabilities fair value	15	5,609	1,429
Forgiveness of Bpifrance conditional advances	18	—	(4,140)
Other		13	(57)
Cash flows used in operating activities before change in working capital requirements		(36,818)	(72,130)
Decrease (increase) in other receivables and other assets		(6,417)	4,023
Increase (decrease) in trade payables		13,966	(17,279)
Increase (decrease) in tax and social security liabilities		1,683	(13)
Increase (decrease) in deferred income and other liabilities		(13)	224
Changes in working capital requirements		9,219	(13,045)
Cash flows used in operating activities		(27,599)	(85,175)
Cash flows used in investing activities
Acquisitions of intangible assets		—	(3)
Acquisitions of property, plant and equipment		(148)	(236)
Advance made to CROs	10	(1,620)	—
Increase in Deposits and other financial assets	9	57	(232)
Decrease in Deposits	9	—	9,050
Interest received		—	4,879
Cash flows (used in) / provided by investing activities		(1,712)	13,458
Cash flows provided by financing activities
Capital increases	13	130,000	—
(Payment) / reimbursement of transaction costs related to capital increase	13	(6,742)	446
Net proceeds from non-convertible bond loans	15	—	48,544
Warrants subscription	13	1	245
Repayments of non-convertible bond loans	15	(3,727)	—
Repayments of convertible loan notes	15	—	(4,375)
Repayment of PGE	15	(1,250)	(1,250)
Net proceeds from sale of treasury shares	15	5	(1)
Repayments of conditional advances	15	(50)	(55)
Payments of the lease liabilities	15	(248)	(277)
Interest paid	15	(1,248)	(2,955)
Other		—	—
Cash flows provided by financing activities		116,742	40,322
Effect of movements in exchange rates on cash held	11	—	1,770
Increase (decrease) in cash and cash equivalents		87,432	(29,625)
Cash and cash equivalents at the beginning of the year	11	26,950	251,942
Cash and cash equivalents at the end of the year	11	114,381	222,317
Increase (decrease) in cash and cash equivalents		87,432	(29,625)

ABIVAX SA NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 1. The Group
Note 1.1. Information on the Group and its business
ABIVAX SA (the “Company”) is a société anonyme incorporated under the laws of France on December 4, 2013. Its registered office is located at 7-11 Boulevard Haussmann—75009 Paris, France. The Company is developing therapeutics designed to harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases.
These unaudited interim condensed consolidated financial statements (“interim financial statements”) as of and for the six months ended June 30, 2024 comprise the Company and ABIVAX LLC (the “Subsidiary”), the United States subsidiary of ABIVAX SA, created on March 20, 2023 under the laws of the State of Delaware (together referred to as the “Group”).
The Group has incurred losses since its inception and had shareholders’ equity of €126,470 thousand as of June 30, 2024. The Group anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its drug candidates which are currently under development. Substantial additional financing will be needed by the Group to fund its operations and to commercially develop its drug candidates.
The Group's future operations are highly dependent on a combination of factors, including: (i) the success of its research and development activities; (ii) regulatory approval and market acceptance of its proposed future products; (iii) the timely and successful completion of additional financing and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Group is, and expects to continue to be, in the short to mid-term, financed through the issuance of new equity or debt instruments.
The Group is focusing its efforts on the following points:
•Continuation of the Phase 3 clinical trial program (ABTECT) for obefazimod in moderately to severely active ulcerative colitis (“UC”)
•Initiating the Phase 2b clinical trial (ENHANCE-CD) of obefazimod in Crohn’s disease (“CD”).
•Evaluating oral or injectable combination therapy candidates with obefazimod in UC.
•Selecting a follow-on candidate for obefazimod.
Note 1.2. Date of authorization of issuance
The unaudited interim condensed consolidated financial statements and related notes (the “financial statements”) have been prepared under the responsibility of management of the Group and were approved and authorized for issuance by the Group’s board of directors on September 5, 2024.
Note 2. Basis of preparation
Except for share data and per share amounts, the unaudited interim condensed consolidated financial statements are presented in thousands of euros. Amounts are rounded up or down the nearest whole number for the calculation of certain financial data and other information contained in these accounts. Accordingly, the total amounts presented in certain tables may not be the exact sum of the preceding figures.

Statement of compliance
These unaudited interim condensed consolidated financial statements as of June 30, 2024 and for the six-month periods ended June 30,
2024 and 2023 have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by IASB and as adopted by the
European Union (EU) and should be read in conjunction with the latest Group’s annual financial statements for the years ended
December 31, 2021, 2022 and 2023 of the Group.
They do not include all the information required for a complete set of financial statements prepared under IFRS. They do, however, include selected notes explaining significant events and transactions in order to understand the changes in the Group’s financial position and performance since the last annual financial statements.
The accounting policies used to prepare these unaudited interim condensed financial statements are identical to those applied by the
Group as of December 31, 2023, except for:
•texts whose application is compulsory as from January 1, 2024;
•the specific provisions of IAS 34 used in the preparation of the interim financial statements.
The new texts that are mandatory as of January 1, 2024 are the following:
•Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current, and
Non-current Liabilities with Covenants; and
•Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures – Supplier Finance
Agreements; and
•Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback.
The Group assessed the impacts resulting from the application of these issued accounting pronouncements and concluded that impacts are not material, with the exception of the amendments to IAS 1, issued in 2020 and 2022, which aim at clarifying the requirements on determining whether a liability is current or non-current, and require new disclosures for non-current liabilities that are subject to future covenants. In accordance with these amendments, an entity shall classify a liability as current when it does not have the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period.
These amendments can impact liabilities with covenants which breach can render the related liabilities repayable within 12 months.
However, the Group has no such liabilities.
Under the amendments, a settlement of a liability includes transferring an entity's own equity instruments to the counterparty.
Therefore, if a liability has any conversion options that involve a transfer of the entity's own equity instruments, then these generally affect its classification as current or non-current. As an exception, if these conversion options are recognized as equity under IAS 32, then they do not affect the current or non-current classification of the liability.
As disclosed in Notes 15.1 and 15.2, the Group has convertible notes (the Kreos / Claret OCABSA and the Heights convertible notes as of June 30, 2024 and December 31, 2023, as defined below) that are convertible into a potentially variable number of ordinary shares of the Group at any time at the option of the noteholders. Despite the fact that the Group has the unconditional right to defer the settlement of such convertible notes into cash beyond twelve months, in application of these amendments, the Group will no longer be considered to have an unconditional right to defer the settlements of the Heights convertible notes due to their conversion options that are embedded derivatives not recognized as equity components. Consequently, the amendments will lead to the reclassification of these convertible notes as current liabilities on a retrospective basis: as of December 31, 2023, the carrying value of the Heights convertible notes was €29,605 thousand, of which €20,652 thousand were classified within non-current financial liabilities in the
Group’s annual financial statements for the year ended December 31, 2023. In application of these amendments, all of the carrying value of €29,605 thousand is now presented within current financial liabilities.
The classification of the Kreos / Claret OCABSA will not be impacted since they are compound instruments with conversion option and attached OCABSA warrants recognized as an equity component.
The standards and interpretations not yet mandatory as of June 30, 2024 are the following:
•Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates – Lack of Exchangeability whose application is for annual reporting periods beginning on or after January 1, 2025 (not yet approved by the UE);
•Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures – Amendments to the
Classification and Measurement of Financial Instruments, whose application is for annual reporting periods beginning on or after January 1, 2026 (not yet approved by the EU);

•IFRS 18 Presentation and Disclosure in Financial Statements, whose application is for annual reporting periods beginning on or after January 1, 2027 (not yet approved by the EU);
•Annual Improvements, Volume 11 (not yet approved by the EU).
These texts have not been early adopted. The expected impacts are not considered significant, except for IFRS 18, for which the Group has not completed its assessment to date,
Preparation of the financial statements
The interim financial statements of the Group were prepared on a historical cost basis, with the exception of certain asset and liability categories and in accordance with the provisions set out in IFRS such as employee benefits measured using the projected unit credit method, the Heights notes (classified under "Convertible loan notes") measured at fair value and derivative financial instruments measured at fair value.
Going concern
The Group has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. For the six-month period ended June 30, 2024, the Group had a net loss of €81.6 million.
Since inception, the Group has financed its operations through the issuance of ordinary shares with gross aggregate proceeds of
€557.2 million, of which €130 million of gross proceeds were from offerings of its ordinary shares on Euronext Paris in February 2023 and €223.3 million of gross proceeds were from its offering of ordinary shares in the form of American Depository Shares ("ADS") on the Nasdaq Global Market as well as ordinary shares in Europe (including France) and countries outside of the United States in a private placement in October 2023, bank borrowings and structured loans for €175.0 million, reimbursements of Research Tax Credits
(Crédit d’Impôt Recherche (“CIR”)) in an aggregate amount of 31.1 million, subsidies received from Banque Publique
d’Investissement (“Bpifrance”) (including €17.1 million of subsidies and €1.8 million of conditional advances) and royalty certificates in an amount of €2.9 million.
Based on (a) the Group’s existing cash and cash equivalents of €222.3 million as of June 30, 2024 and (b) the expected reimbursement of the CIR from 2023 in the second half of 2024 amounting to €4.5 million, the Group expects, as of the date of issuance of these financial statements, to be able to fund its forecasted cash flow requirements into the fourth quarter of 2025. This takes into account management's assumptions of higher R&D expenditure in 2024 and into 2025 driven by the progression of the Phase 3 clinical trials of obefazimod in UC and the initiation of the Phase 2b clinical trials for CD. Under these assumptions and based on the Group's current clinical and operational plans, the Group would have sufficient funds to finance its operations through the announcement of its top-line data from the Phase 3 ABTECT-1 and ABTECT-2 induction trials for UC in the early second quarter of 2025.
Based on the above, these unaudited interim condensed consolidated financial statements have been prepared on a going concern basis.
Impact of the Ukraine/Russia Hostilities on the Group
In February 2022, Russia invaded Ukraine. The conflict has already had major implications for the global economy and the rate of inflation, particularly in relation to the supply of energy, raw materials and food products. It has also caused intense volatility on the financial markets.
Given these developments, the Group has decided not to include Russia and Belarus in its global Phase 3 program for obefazimod in
UC. However, the global scale of this conflict cannot be predicted at this stage. The Group, therefore, cannot rule out an adverse impact of this conflict on its business, including in terms of access to raw materials, logistics, the performance of clinical studies and in relation to any future financing the Group may seek.
The long-term safety and efficacy extension of the Phase 2b maintenance trial of obefazimod in moderately to severely active UC is the Group’s only clinical trial with patients currently enrolled in Ukraine. The Phase 2b 12-month assessment was carried out in all the
Ukrainian patients before the war broke out and these patients are therefore included in the one-year maintenance results that were reported on April 6, 2022. Ukrainian patients who completed the two-year Phase 2b maintenance trial have been transitioned to the long-term safety and efficacy trial that is still on-going. None of these sites are located in the Crimea Region of Ukraine, the so-called
Donetsk People’s Republic, or the so-called Luhansk People’s Republic. The Group has a few Ukrainian sites active in the western part of Ukraine in the ABTECT Phase 3 clinical trials.
Together with its CROs, the Group is making considerable efforts to ensure the follow-up of patients who are unable to come to the study centers. Monitoring takes place through a remote monitoring system that was established and used successfully during the
COVID-19 pandemic.
Note 3. Significant events for the year ended December 31, 2023 and the six months ended June 30, 2024 and subsequent events
Note 3.1. For the year ended December 31, 2023
The Company announces successful oversubscribed €130.0 million cross-over financing at market price with top-tier US and
European Biotech investors – February 2023
On February 22, 2023, the Company announced the successful pricing of an oversubscribed €130.0 million financing with high-
quality US and European biotech specialist investors, led by TCGX, with participation from existing investors Invus, Deep Track
Capital, Sofinnova Partners, Venrock Healthcare Capital Partners, as well as from new investors Great Point Partners, LLC, Deerfield
Management Company, Commodore Capital, Samsara BioCapital, Boxer Capital and others, by way of a reserved capital increase of
€130 million through the issuance of 20,000,000 newly-issued ordinary shares with a nominal value of €0.01 per share, representing
89.6% of its current share capital, at a subscription price of €6.50 per share.
Related transaction costs amounted to €6.7 million and were deducted from the share premiums.
Change in governance and management – February-August 2023
On April 5, 2023, the Company announced the appointment of Marc de Garidel as Chief Executive Officer (“CEO”) and Interim
Board Chair, effective May 5, 2023. Corinna zur Bonsen-Thomas stepped down as acting Chair, a position she held since August
2022, and remains a Board Member. Prof. Hartmut J. Ehrlich, M.D., retired from the CEO position, which he held since the
Company’s founding in 2013, and will stay on as a strategic advisor until the transition is complete.
On February 17, 2023, and April 18, 2023, the Company respectively announced the appointments of Dr. Sheldon Sloan, M.D., M.
Bioethics as new Chief Medical Officer and Michael Ferguson as new Chief Commercial Officer.
On July 11, 2023, the Group announced the appointments of June Lee, M.D. and Troy Ignelzi as new independent members of the
Group’s Board of Directors, replacing Joy Amundson and Jean-Jacques Bertrand.
On August 23, 2023, the Group announced the appointment of Patrick Malloy as new Senior Vice President Investor Relations.

Creation of Abivax LLC – March 2023
On March 20, 2023, Abivax LLC (or “the Subsidiary”), was incorporated as a Limited Liability Company under the laws of Delaware.
As of the issuance of the financial statements, the Company has full ownership over the Subsidiary. The Subsidiary will host the
Group’s operations in the United States.
Cash less exercise of the Kreos A&B BSA – May 2023
On May 24, 2023, Kreos Capital V UK Ltd (or “Kreos”) opted for the cash less exercise option of the share warrants they held (as defined in Note 15.3), implemented through the repurchase by the Group of 43,070 tranche A share warrants (“Kreos A BSA”) and
43,070 tranche B share warrants (“Kreos B BSA”) and the issuance of respectively 67,887 and 31,696 ordinary shares, as a result of the exercise by Kreos of the outstanding Kreos A & B BSA.
Free shares compensation plans  – July-December 2023
In July, September and December 2023, the Group issued five free shares compensation plans (attributions gratuites d’actions, or
“AGAs”) to certain of its officers and employees, representing a maximum of 2,601,296 shares in the aggregate. The detailed terms and conditions and the accounting treatment of these plans are presented in Note 14 to the annual consolidated financial statements of the Group as of December 31, 2023 accompanying the Company’s annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on April 5, 2024  (the “Annual Report”).
The Group secures financing up to €150 million from two structured debt financing transactions – August 2023
On August 20, 2023, the Group concurrently signed two structured debt financing transactions for a total amount of up to €150 million consisting of (i) up to €75 million from Kreos Capital and Claret European Growth Capital (the “Kreos / Claret Financing”) together with the issuance of warrants (“the Kreos / Claret BSA”) exercisable to receive ordinary shares of the Company, for an aggregate exercise price of up to €8 million and (ii) up to €75 million from a fund advised by Heights Capital Management, Inc. (the “Heights
Financing” and together with the Kreos / Claret Financing, the “Transaction”). The detailed structure and characteristics of the
Transaction are set forth in Notes 15.1 and 15.2 to the annual consolidated financial statements of the Group as of December 31, 2023 accompanying the Annual Report.
The first tranches of the Kreos / Claret Financing and the Heights Financing, for €25 million and €35 million, respectively, were drawn on August 22, 2023, and August 24, 2023, respectively. In addition, the Group concurrently granted to Kreos and Claret, for no additional consideration, warrants exercisable to receive ordinary shares of the Company for an aggregate exercise price of up to
€4 million.
As part of the Transaction, the Group is also repaying in full a total outstanding amount of €33 million under (i) the pre-existing debt agreements with Kreos for a total amount of €8 million and (ii) the pre-existing OCEANE bonds for a total amount of €25 million by way of set-off with the Heights Financing, thereby fully repaying such pre-existing indebtedness.
The net proceeds of the drawdown of the first tranche of the Kreos / Claret Financing and of the Heights Financing which, net of the refinancing of the existing indebtedness, amount to €27 million in the aggregate, are expected to be allocated mainly to the development of obefazimod for the treatment of adults with moderately to severely active UC and other potential chronic inflammatory indications, as well for working capital and general corporate purposes of the Group.
On November 2, 2023, the Group granted additional warrants to Kreos and Claret, for an aggregate exercise price of up to €4 million, in order to secure the future drawdown of the third tranche of the Kreos / Claret debt financing. The detailed characteristics of the issuance is set forth in Note 15.1 to the annual consolidated financial statements of the Group as of December 31, 2023  accompanying the Annual Report.
The Group announces closing of its Initial Public Offering on the Nasdaq Global Market – October 2023
On October 24, 2023, the Group announced the closing of its previously announced initial public offering on the Nasdaq Global
Market by way of a capital increase of 20,325,500 new ordinary shares, consisting of a public offering of 18,699,460 ordinary shares in the form of American Depositary Shares (“ADSs”), each representing the right to receive one ordinary share, in the United States
(the “US Offering”), and a concurrent offering of 1,626,040 ordinary shares in certain jurisdictions outside of the United States to certain investors (the “European Private Placement”, and together with the U.S. offering, the “Global Offering”). The offering price was set at $11.60 per ADS in the U.S. Offering and a corresponding offering price of €10.9864 per ordinary share in the European
Private Placement. All of the ADSs and ordinary shares in the Global Offering were offered by the Group. The ADSs began trading on the Nasdaq Global Market on October 20, 2023. The aggregate gross proceeds amount to approximately $235.8 million, equivalent to approximately €223.3 million based on the exchange rate then in effect, before deduction of underwriting commissions and estimated expenses payable by the Group.
The net proceeds of the Global Offering amount to $212.2 million (€202.0 million), after deducting $23.6 million (€21.3 million) in transaction costs. These costs were deducted from the share premiums.
Note 3.2. For the six-month period ended June 30, 2024
Changes in management – February-April 2024
On February 7, 2024, the Group announced the appointments of Ana Sharma as Vice President, Global Head of Quality.
On April 2, 2024, the Group announced the appointment of Camilla Soenderby as Independent Board Member and also a member of the Nomination and Compensation Committee. Ms. Soenderby replaces Santé Holdings S.R.L., represented by Mr. Paolo Rampulla, who will continue to contribute to the work of the Board of Directors as an observer alongside Mr. Maurizio PetitBon from Kreos
Capital/Blackrock.
Share-based compensation plans  – February-May 2024
In February, March and May 2024, the Group issued three free-share compensation plans to certain of its officers and employees, representing a maximum of 1,610,125 shares in the aggregate, the vesting of which is subject to the following service condition: 50%
of the AGAs vest at the end of a two-year period from the allocation date, 25% at the end of a three-year period from the allocation date and 25% at the end of a four-year period from the allocation date.
In March 2024, the Group granted its independent Board members the right to subscribe up to 77,820 share warrants (BSA) in the aggregate, the vesting of which (if subscribed) is subject to a service condition of four years, by tranches of 25% each, vested on each anniversary date.
Drawdown of Tranches B and C of the Kreos / Claret Financing – March-June 2024
On March 28, 2024 and June 21, 2024, the Group drew down €25 million related to tranche B and €25 million related to tranche C of senior secured non-convertible bonds from the Kreos / Claret Financing.  These second and third tranches each consist of 25,000,000 senior secured non-convertible bonds with a par value of €1.00 each, that will not be listed on any market.
The detailed characteristics of these bond loans and their accounting treatments are set forth in Note 15.1.
Bpifrance RNP-VIR and Carena conditional advances – June 2024
In June 2024, the Group and Bpifrance renegotiated the RNP-VIR and CARENA conditional advances:
•Between September 2017 and November 2019, the Group had received repayable conditional advances amounting €4,032 thousands and subsidies amounting to €1,123 thousand in relation to the RNP-VIR project, which aimed at discovering new molecules for the treatment of viral infectious diseases through the development of the “Modulation of RNA biogenesis”
platform. In June 2024, the Group and Bpifrance agreed to terminate the project due to technical failure. Bpifrance claimed the reimbursement of €1,241 thousand corresponding to overpayments of conditional advances and subsidies (for which the
Group had not incurred the corresponding R&D expenses) and agreed to waive 60% of the remaining advances of €2,945 thousand. See Note 15.4 "Conditional Advances".
•Between December 2013 and June 2016, the Group had received repayable conditional advances amounting €2,187 thousands in relation to the CARENA project, which aimed at developing an anti-HIV-AIDS therapeutic program with the compound ABX464 up to the Phase 2b study. In June 2024, the Group and Bpifrance agreed to terminate the project due to technical failure. Bpifrance granted an additional amount of €1,068 thousand payable to the Group to reimburse additional expenses incurred as part of the project, and agreed to waive 60% of the remaining conditional advance of €3,255 thousand.
See Note 15.4 "Conditional Advances".

Note 3.3. Subsequent events
Changes in management and governance – July 2024
On July 15, 2024, the Group announced the election of Sylvie Grégoire as the new Chair of the Abivax Board of Directors, taking over for current CEO and Interim Chair, Marc de Garidel. With Ms. Grégoire joining the Board of Directors, Carol Brosgart, MD resigned from the Abivax Board.
As the Group enters into the final stages of the ABTECT program and prepares to commence the Phase 2b ENHANCE-CD trial, Dr.
Fabio Cataldi was appointed as Chief Medical Officer, taking over from Dr. Sheldon Sloan, MD, M Bioethics, who decided to retire after 37 years of clinical medicine and various roles in the pharmaceutical industry.
Additionally, David Zhang, Ph.D joined the Group as Chief Strategy Officer. Dr. Zhang will have internal responsibility for
Biometrics, Quality, HEOR and Regulatory.
Finally, the Group also announced that Chief Commercial Officer Michael Ferguson has left the organization to pursue other opportunities.
Note 4. Accounting principles
The Group's accounting policies are the same as those described in the annual consolidated financial statements of the Group as of
December 31, 2023 accompanying the Annual Report, except for the amendments to IAS 1, as described above.
Use of judgments and estimates
In preparing these unaudited condensed consolidated financial statements, management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual values may differ from estimated values.
The significant judgments made by management in the application of the Group’s accounting policies and the key sources of estimation uncertainty are the same as those described in the annual consolidated financial statements of the Group as of December 31,
2023 accompanying the Annual Report.
Measurement of fair values
A number of the Group’s accounting policies require the measurement of fair values, for both financial and non-financial assets and liabilities.
When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly
(i.e., prices) or indirectly (i.e., derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
Seasonality of operations
The Group’s operations are not subject to significant seasonality.
Note 5. Segment information
The assessment of the Group’s performance and the decisions about resources to be allocated are made by the chief operating decision maker, based on the management reporting system of the Group. The Group identified the Chief Executive Officer of the Group as

“Chief operating decision maker”. The Chief operating decision maker reviews on an aggregated basis the incurred expenses for allocating and evaluating performance of the Group.
The Group operates in a single operating segment: R&D of pharmaceutical products in order to market them in the future.
Substantially all operations, assets, liabilities, and losses of the Group are located in France. As of June 30, 2024, the US Subsidiary’s contributions to the Group’s assets, liabilities and net losses were less than 10%.
Note 6. Goodwill and impairment test
Goodwill relates to the acquisition of Splicos SAS that occurred in 2014 (i.e., prior to the transition date to IFRS).
Goodwill from the Splicos SAS acquisition corresponds to the “Modulation of RNA biogenesis / splicing” technological platform, from which derived the lead drug candidate of the Group: ABX464.
In accordance with IAS 36, goodwill is allocated to groups of cash generating units (CGUs) at a level corresponding to the lead drug candidates. Thus, goodwill from Splicos SAS is allocated to the ABX464 CGU.
The net carrying amount of Splicos SAS goodwill is €18,419 thousand as of December 31, 2023 and June 30, 2024.
The ABX464 product being currently in development, a clinical trial failure or a failure to obtain a marketing approval could result in an impairment. As of June 30, 2024, the Group has not identified any indication of impairment loss related to goodwill, intangible or tangible assets.
Note 7. Intangible assets
Intangible assets are mainly comprised of the intellectual property underlying:
(i)The collaboration and license agreement with the CNRS, Montpellier 2 university and the Curie for which the Group paid a milestone of €40 thousand in September 2019 as a result of the entry in phase 2 of ABX464.
(ii)Patents acquired through the acquisition of Prosynergia of €6,529 thousand. The patents are not yet amortized, similarly to licenses, and are included in the ABX464 CGU for impairment test purposes.

Licenses and patents recognized as Intangible assets are not amortized since they are not operating in a manner intended by the management. As a consequence, and in accordance with IAS 36, those assets were subject to an annual impairment test as of
December 31, 2023, which did not result in any impairment loss.

(amounts in thousands of euros)	LICENCES	SOFTWARES	PATENTS	OTHER INTANGIBLE ASSETS	TOTAL
GROSS VALUES

AS OF JANUARY 1, 2023	120	24	6,529	—	6,673
Acquisition	—	—	—	—	—
Disposal	—	—	—	—	—
AS OF JUNE 30, 2023	120	24	6,529	—	6,673

AS OF DECEMBER 31, 2023	120	24	6,529	—	6,673
Acquisition	—	3		—	3
Disposal	—	—	—	—	—
AS OF JUNE 30, 2024	120	27	6,529	—	6,677

(amounts in thousands of euros)	LICENCES	SOFTWARES	PATENTS	OTHER INTANGIBLE ASSETS	TOTAL
AMORTIZATION
AS OF JANUARY 1, 2023	(45)	(21)	—	—	(66)
Increase	—	(2)	—	—	(2)
Disposal	—	—	—	—	—
AS OF JUNE 30, 2023	(45)	(23)	—	—	(69)

AS OF DECEMBER 31, 2023	(45)	(24)	—	—	(70)
Increase	—	—	—	—	—
Disposal	—	—	—	—	—
AS OF JUNE 30, 2024	(45)	(24)	—	—	(70)

(amounts in thousands of euros)	LICENCES	SOFTWARES	PATENTS	OTHER INTANGIBLE ASSETS	TOTAL
NET BOOK VALUES
AS OF JUNE 30, 2023	75	1	6,529	—	6,605
AS OF DECEMBER 31, 2023	75	—	6,529	—	6,605
AS OF JUNE 30, 2024	75	3	6,529	—	6,607

Note 8. Property, plant and equipment
The following tables present changes in property, plant and equipment including the right of use of assets (or “ROU”) as of June 30,
2023 and 2024:

(amounts in thousands of euros)	BUILDINGS	EQUIPMENT	FURNITURE AND COMPUTER EQUIPMENT	TOTAL	OF WHICH ROU
GROSS VALUES

AS OF JANUARY 1, 2023	1,618	44	344	2,400	1,561
Acquisition	—	92	122	215	—
Disposal	—	(27)	(67)	(94)	(27)
AS OF JUNE 30, 2023	1,618	503	400	2,521	1,534

AS OF DECEMBER 31, 2023	1,346	513	507	2,366	1,262
Acquisition	2,018	—	241	2,258	2,018
Disposal	(1,110)	—	(104)	(1,214)	(960)
Effect of the change in foreign currency exchange rates	9	—	2	11	9
AS OF JUNE 30, 2024	2,263	513	646	3,421	2,328

(amounts in thousands of euros)	BUILDINGS	EQUIPMENT	FURNITURE AND COMPUTER EQUIPMENT	TOTAL	OF WHICH ROU
DEPRECIATION

AS OF JANUARY 1, 2023	(259)	(378)	(171)	(808)	(290)
Increase	(273)	(16)	(41)	(330)	(251)
Disposal	—	27	—	27	27
AS OF JUNE 30, 2023	(532)	(367)	(212)	(1,111)	(514)
				—
AS OF DECEMBER 31, 2023	(837)	(387)	(265)	(1,488)	(761)
Increase	(456)	(18)	(101)	(575)	(405)
Disposal	1,111	—	104	1,215	960
AS OF JUNE 30, 2024	(182)	(405)	(262)	(849)	(206)

(amounts in thousands of euros)	BUILDINGS	EQUIPMENT	FURNITURE AND COMPUTER EQUIPMENT	TOTAL	OF WHICH ROU
NET BOOK VALUES
AS OF JUNE 30, 2023	1,086	137	188	1,410	1,019
AS OF DECEMBER 31, 2023	501	126	250	878	501
AS OF JUNE 30, 2024	2,081	108	384	2,573	2,122

Right of use assets relate to buildings, vehicles and furniture. The net book value of right of use assets related to buildings amounted to
€453 thousand as of December 31, 2023 and €2,081 thousand as of June 30, 2024.
Acquisitions over the period ended June 30, 2024 mainly include the right of use assets related to the new Paris headquarters and
Montpellier offices entered into in May and April 2024 respectively (see Note 15.5).
Disposals mainly include the right of use asset related to the former Paris headquarters lease, which ended in June 2024.
Note 9. Other financial assets
Other financial assets break down as follows:

(amounts in thousands of euros)	AS OF DECEMBER 31, 2023	AS OF JUNE 30, 2024
OTHER FINANCIAL ASSETS
Advances related to CRO contracts	12,172	11,836
Deposits	574	820
Other	124	126
Total other non-current financial assets	12,870	12,783
Other investments	9,050	—
Other deposits	136	136
Total other current financial assets	9,186	136
Other financial assets	22,055	12,919
Advances related to CRO contracts
These advances granted in 2022 for clinical studies are to be recovered at the end of the studies after final reconciliation with pass-
through costs, which are being invoiced and paid as studies are carried out. These long-term advances were measured at fair value on initial recognition, using discount rates ranging from 0.19% to 7.16%, and are subsequently measured at amortized cost.
During the first half of 2023, additional advances related to CRO contracts amounting to €1,620 thousand were made (undiscounted amount). These long-term advances were measured at fair value on initial recognition, using discount rates ranging from 7.09% to
7.59%, and are subsequently measured at amortized cost.
At inception, a prepaid expenses asset was recognized for the difference between the advances’ nominal value and fair value, and spread over the term of the advances, at the rate of recognition of the related R&D expenses (see Note 10).
In March 2024, a change order was signed with the CRO, extending the scope (addition of maintenance studies) and end date of one of the studies to 2029, thus postponing the recovery date of the corresponding advance of €5,538 thousand from June 2026 to June 2029.
The Group considered that this asset modification met the criteria for derecognition, and recognized a new financial asset at fair value on that date, using a discount rate of 6.83%. Since the Group considers that these advances are made in exchange for a discount on future services to be received from the CROs, a prepaid expense asset was also recognized for the difference between the derecognized asset carrying value and new asset fair value, and spread over the term of the advance in a similar manner.
The credit risk related to these advances is deemed insignificant due to the CROs' credit ratings.
Other investments
Other investments consist of 6-month term deposits that did not qualify for a classification under cash and cash equivalents and reached maturity in the first half of 2024.

Note 10. Other receivables and other assets
Other receivables and other assets break down as follows:

(amounts in thousands of euros)	AS OF DECEMBER 31, 2023	AS OF JUNE 30, 2024
OTHER RECEIVABLES AND OTHER ASSETS
Prepaid expenses - non current	2,320	1,124
Total non-current other assets	2,320	1,124
Research tax credit ("CIR")	4,600	7,264
VAT receivables	14,439	9,071
Prepaid expenses	5,746	2,944
Credit notes	60	29
Other	—	1,225
Total current other receivables and assets	24,845	20,532
Other receivables and other assets	27,164	21,657
Research tax credit (“CIR”)
The CIR is recognized as Other Operating Income in the year to which the eligible research expense relates. The Group received the payment of the CIR for the 2022 tax year in the amount of €4,476 thousand in the second half of 2023 and expects to receive the CIR for the 2023 tax year of €4,493 thousand in the second half of 2024.
VAT receivables
The decrease in VAT receivables over the six-month period ended June 30, 2024 is mainly explained by the decrease in Trade payables.

Prepaid expenses
Prepaid expenses as of December 31, 2023 include prepaid expenses related to CRO contracts for an amount of €1,347 thousand (see
Note 9) and deferred transactions costs related to tranches B and C of the Kreos / Claret financings for an amount of €3,152 thousand
(most of which represents the issuance date fair value of the tranche A-B and C Kreos / Claret BSA, representing origination fees for the future drawdowns of the tranches B and C of the Kreos / Claret Financing, See Note 15.1) and other expenses from various suppliers amounting to €3,567 thousand.
The decrease in prepaid expenses over the first half of 2024 mainly corresponds to the reclassification of the deferred transaction costs of tranche B of the Kreos / Claret Financing, from prepaid expenses to a reduction of the initial carrying value of the debt component, in accordance with the effective interest rate method, for an amount of €1,546 thousand, and to the amortization of the deferred transaction costs related to tranche C (already fully amortized on the date of drawdown).
Other
The line item "Other" primarily relates to an additional amount of €1,068 thousand payable to the Group by Bpifrance to reimburse additional expenses incurred as part of the CARENA project (see Note 3.2).
Note 11. Cash and cash equivalents
Cash and cash equivalents break down as follows:

(amounts in thousands of euros)	AS OF DECEMBER 31, 2023	AS OF JUNE 30, 2024
CASH AND CASH EQUIVALENTS
Cash equivalents	18,105	6
Cash	233,837	222,311
Cash and cash equivalents	251,942	222,317
As of June 30, 2024, the impact of the revaluation of cash and cash equivalents held in U.S. dollars into the Group's presentation currency is a net financial gain of €1,808 thousand.
Note 12. Financial assets and liabilities
The following table shows the carrying amounts and fair value of financial assets and financial liabilities, including their levels in the fair value hierarchy.
Tax and employee-related payables are non-financial liabilities and are therefore excluded from the tables below. They are presented in Note 17.2.

	AS OF DECEMBER 31, 2023
(amounts in thousands of euros)	AMOUNT RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION	FAIR VALUE	ASSETS/ LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	ASSETS AT AMORTIZED COST	LIABILITIES AT AMORTIZED COST
Other financial assets (2)	22,055	22,394	—	22,394	—
Other receivables and assets (2)	27,164	27,164	—	27,164	—
Cash and cash equivalents (1)	251,942	251,942	—	251,942	—
Total financial assets	301,161	301,500	—	301,500	—
Financial liabilities—non-current portion (4, Note 15)	39,697	61,274	18,506	—	42,768
Financial liabilities—current portion (3, Note 15)	37,348	16,696	11,531	—	5,165
Trade payables and other current liabilities (3)	47,221	47,221	—	—	47,221
Total financial liabilities	124,266	125,191	30,037	—	95,154

	AS OF JUNE 30, 2024
(amounts in thousands of euros)	AMOUNT RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION	FAIR VALUE	ASSETS/ LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	ASSETS AT AMORTIZED COST	LIABILITIES AT AMORTIZED COST
Other financial assets (2)	12,919	13,730	—	13,730	—
Other receivables and assets (2)	21,657	21,657	—	21,657	—
Cash and cash equivalents (1)	222,317	222,317	—	222,317	—
Total financial assets	256,892	257,704	—	257,704	—
Financial liabilities—non-current portion (4, Note 15)	77,393	79,799	2,136	—	77,663
Financial liabilities—current portion (3, Note 15)	42,227	42,227	27,081	—	15,146
Trade payables and other current liabilities (3)	31,793	31,793	—	—	31,793
Total financial liabilities	151,412	153,818	29,217	—	124,601

(1)    The fair value of cash and cash equivalents is determined based on Level 1 fair value measurement and corresponds to the market value of the assets.
(2)    The carrying amount of financial assets measured at amortized cost is deemed to be a reasonable estimate of fair value, except for the long-term advances made to CROs, whose fair value is determined based on Level 3 fair value measurement and is estimated based on future cash-flows discounted at market rates, using credit spreads ranging from 104 bp to 218 bp as of December 31, 2023 and 182 bp to 351 bp as of June 30, 2024. As of December 31, 2023 and June 30, 2024, an increase in the credit spread by +100 bp would result in a decrease in the advances fair value by €236 thousand and €454 thousand respectively.
(3)    The carrying amount of short-term financial liabilities measured at amortized cost was deemed to be a reasonable estimate of fair value. On June 30, 2024, the conditional advances are all classified as short-term financial liabilities.
(4)    The fair value of the royalty certificates, Heights convertible notes, Kreos / Claret BSA and Minimum Return Indemnifications
is based on Level 3 fair value measurement and is estimated based on models and assumptions detailed in Note 15. The fair value of other long-term financial liabilities is determined based on Level 3 fair value measurement and is estimated based on future cash-flows discounted at market rates, using the following assumptions:
•For the debt components of the Kreos / Claret OCABSA (tranche A) and the tranches B and C of the Kreos / Claret straight bond loans, a credit spread of 900 bp as of December 31, 2023 and 1,300 bp as of June 30, 2024.
As of December 31, 2023 (tranche A) and June 30, 2024 (all three tranches), an increase in the credit spread by +100 bp would result in a decrease in the Kreos / Claret tranche A (OCABSA), tranches B and C debt components fair value by respectively €538 thousand and €2,053 thousand.
•For the conditional advances (as of December 31, 2023) and the PGE loan (on both reporting dates), a credit spread of 900 bp as of December 31, 2023 and 1500 bp as of June 30, 2024. An increase in the credit spread by +100 bp would result in the following:
•As of December 31, 2023 and June 30, 2024, a decrease in the PGE loan fair value by €39 thousand and €24 thousand respectively.
•As of December 31, 2023  a decrease in the RNP-VIR conditional advance fair value by  €15 thousand respectively.
•As of December 31, 2023, a decrease in the CARENA conditional advance fair value by €37 thousand.
•As of December 31, 2023, a decrease in the Ebola conditional advance fair value by €1 thousand.
Note 13. Shareholders’ equity
Note 13.1. Share capital issued
The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.
As of June 30, 2024, the Group’s share capital amounted to €629 thousand divided into 62,932,818 ordinary shares issued with a par value of €0.01 each, fully paid up, after taking into account the various capital increases that took place since the inception (see
Note 13.3).
Share capital does not include founders’ share subscription warrants (“bons de souscription de parts de créateur d’entreprise” or
“BCE”), share subscription warrants (“Bons de souscription d’actions,” or “BSA”) and free shares (“Attributions gratuites d’actions,”
or “AGA”) that have been granted to certain investors or natural persons, both employees and non-employees of the Group, but not yet exercised.
Treasury shares
The Group held 11,339 and 11,431 of its own shares as of December 31, 2023 and June 30, 2024 respectively.
The number of outstanding ordinary shares (excluding treasury shares held by the Group) was 62,917,479  and 62,921,387 as of
December 31, 2023 and June 30, 2024, respectively.

Note 13.2. Change in share capital
The increases in the share capital for the period ended June 30, 2024 relate to:
•the issue and subscription by members of the Board of Directors of 77,820 share warrants, with a subscription price of €2.57 each (see Note 14);
•a credit note received for transaction fees related to the Global Offering, amounting to €446 thousand and classified in the share premiums; and
•the exercise of 4,000 other share warrants, by issuing 4,000 ordinary shares with a par value of €0.01 per share and an average subscription price of €11.40 per share (see Note 14).
Distribution of dividends
The Group did not distribute any dividends for any of the periods presented, does not have any present plan to pay any cash dividends on its equity securities in the foreseeable future and currently intends to retain all available funds and any future earnings to operate and expand its business.
Note 14. Share-based payments
The Group has granted BCEs, BSAs and free shares (attributions gratuities d’actions, or “AGAs”). These plans qualify as “equity settled” under IFRS 2. The Group does not have any obligation to purchase these instruments in the event of departure or if a specific event does not occur.
BCEs
The following tables summarize the data relating to BCEs:

GRANT DA TE	TYPE	TOTAL NUMBER OF BCEs ISSUED	NUMBER OF BCEs OUTSTAND ING AS OF JANUARY 1, 2024	NUMBER OF ISSUED BCEs	NUMBER OF LAPSED BCEs	NUMBER OF EXERCISE D BCEs	NUMBER OF BCEs OUTSTAND ING	NUMBER OF BCEs EXERCISA BLE	MAXIMUM NUMBER OF SHARES TO BE ISSUED IF ALL CONDITIO NS ARE MET
				FOR THE SIX MONTHS ENDED JUNE 30, 2024			AS OF JUNE 30, 2024
	Total BCEs	534,386	385,409	—	—	(4,000)	381,409	263,504	381,409

BSAs
The following tables summarize the data relating to BSAs:

GRANT DATE	TYPE	TOTAL NUMBER OF BSAs ISSUED	NUMBER OF BCAs OUTSTAND ING AS OF JANUARY 1, 2024	NUMBER OF ISSUED BSAs	NUMBER OF LAPSED BSAs	NUMBER OF EXERCISE D BSAs	NUMBER OF BSAs OUTSTAND ING	NUMBER OF BSAs EXERCISA BLE	MAXIMUM NUMBER OF SHARES TO BE ISSUED IF ALL CONDITIO NS ARE MET
				FOR THE SIX MONTHS ENDED JUNE 30, 2024			AS OF JUNE 30, 2024
	Total BSAs	325,618	147,196	77,820	(1,072)	—	223,944	146,124	223,944
BSAs granted in March 2024
In March 2024, the Group granted its independent Board members the right to subscribe up to 77,820 share warrants (BSA) in the aggregate, the vesting of which (if subscribed) is subject to a service condition of four years, by tranches of 25% each, vested on each anniversary date. Additionally, the BSAs are subject to a vesting acceleration condition in case of a tender offer on the securities issued by the Group and resulting in a change of control of the Group. All of the granted BSAs were subscribed by the beneficiaries in
April 2024.
The fair value of the BSAs was determined at grant date using the Black Scholes model, with the following assumptions:

TYPE	FAIR VALUE OF THE UNDERLYING SHARE	FAIR VALUE OF THE BSA	NUMBER OF BSAs	SUBSCRIPTI ON PRICE	STRIKE PRICE PER SHARE	RISK FREE RATE	EXPECTED MATURITY	VOLATILITY
BSA 2024-1	€14.06	[€5.7-€6.5]	58,365	€2.57	€13.10	4.30%	[5.4-6.9 years]	60.41%
BSA 2024-2	€14.06	[€5.8-€6.6]	19,455	€2.57	€13.10	4.30%	[5.5-7 years]	60.41%
AGAs
The following tables summarize the data relating to AGAs as well as the assumptions used for the measurement thereof in accordance with IFRS 2—Share-based Payment:

GRANT DATE	TYPE	TOTAL NUMBER OF AGAs ISSUED	NUMBER OF AGAs OUTSTANGIN G AS OF JANUARY 1, 2024	NUMBER OF ISSUED AGAs	NUMBER OF LAPSED AGAs	NUMBER OF EXERCISED AGAs	NUMBER OF AGAs OUTSTANDIN G
				FOR THE SIX MONTHS ENDED JUNE 30, 2024			AS OF JUNE 30, 2024
	Total AGAs	4,211,576	2,601,296	1,610,125	(272,000)	—	3,939,421

TYPE	FAIR VALUE OF THE UNDERLYING SHARE	FAIR VALUE OF THE AGA	MATURITY	VOLATILITY	RISK FREE RATE
AGA 2021	€31.60	€23.92	2022-07-31	49.0%	-1.00%
AGA 2023-1 (Tranches 1-4)	€15.98	€15.98	N/A	N/A	N/A
AGA 2023-1 (Tranche 5)	€15.98	€3.62	2024-12-31	67.2%	3.20%
AGA 2023-1 (Tranche 6)	€15.98	€0.74	2024-07-11	67.2%	3.20%
AGA 2023-2 (Tranche 1)	€15.98	€15.98	N/A	N/A	N/A
AGA 2023-2 (Tranche 2)	€15.98	€9.59	N/A	N/A	N/A
AGA 2023-3	€14.92	€14.92	N/A	N/A	N/A
AGA 2023-4	€14.92	€14.92	N/A	N/A	N/A
AGA 2023-5	€9.16	€9.16	N/A	N/A	N/A
AGA 2024-1	€12.26	€12.26	N/A	N/A	N/A
AGA 2024-2	€13.40	€13.40	N/A	N/A	N/A
AGA-2024-3	€12,76	€12,76	N/A	N/A	N/A
AGAs granted in February, March and May 2024
On February 1, 2024, March 28, 2024 and May 23, 2024, certain of the Group’s officers and employees were allocated respectively
1,549,125 AGAs (AGA plans 2024-1), 22,500 AGAs (AGA plan 2024-2) and 38,500 AGAs (AGA plans 2024-3) in the aggregate, the vesting of which is subject to certain conditions:
•Subject to remaining employed with the Group, each such officer or employee’s AGAs will be vested as follows: (i) 50% at the end of a two-year period from the allocation date, (ii) 25% at the end of a three-year period from the allocation date and
(iii) 25% at the end of a four-year period from the allocation date (service condition).
•Additionally, all the 2024-1, 2024-2 and 2024-3 AGAs are subject to a vesting acceleration condition in case of a tender offer on the securities issued by the Group and resulting in a change of control of the Group.
Breakdown of the compensation expenses accounted for the six-month periods ended June 30, 2022 and 2023:

TYPE (in thousands of euros)	FOR THE SIX MONTHS ENDED JUNE 30, 2023	FOR THE SIX MONTHS ENDED JUNE 30, 2024
BCEs	56	(56)
BSAs	—	(68)
AGAs	—	(11,297)
Social taxes related to AGAs	—	(640)
Total	56	(12,061)
The significant increase in share-based compensation expenses over the period is explained by the new AGA and BSA plans granted to certain of the Group's officers, directors and employees between July 2023 and May 2024 and described above in this note.

Note 15. Financial liabilities
Financial liabilities break down as follows:

(amounts in thousands of euros)
FINANCIAL LIABILITIES	AS OF DECEMBER 31, 2023 (RESTATED1)	AS OF JUNE 30, 2024
Kreos & Claret bond loans	—	35,708
Lease liabilities	160	1,680
PGE	2,402	1,240
Borrowings	2,563	38,628
Kreos / Claret convertible notes (OCABSA)	21,643	22,466
Convertible loan notes	21,643	22,466
Kreos / Claret Minimum Return Indemnifications	—	2,136
Derivative instruments	—	2,136
Conditional advances Bpifrance	3,262	—
Royalty certificates	12,229	14,162
Other financial liabilities	15,491	14,162
Total non-current financial liabilities	39,697	77,393

Kreos & Claret bond loans	—	9,068
Lease liabilities	379	542
PGE	1,276	1,204
Borrowings	1,655	10,814
Heights convertible notes	29,605	24,812
Convertible loan notes	29,605	24,812
Conditional advances Bpifrance	3,509	2,480
Other financial liabilities	3,509	2,480
Kreos / Claret BSA	2,579	4,121
Derivative instruments	2,579	4,121
Total current financial liabilities	37,348	42,227
Total financial liabilities	77,045	119,620
1In application of the Amendments to IAS 1 Presentation of Financial Statements – Classification of
Liabilities as Current or Non-current, and Non-current Liabilities with Covenants, the non-current portion of the Heights convertible notes, amounting to €20,652 thousand, was reclassified within the current liabilities (Convertible loan notes) as of December 31, 2023 (see Note 2).
Note 15.1. Structured debt financing with Kreos & Claret subscribed in August 2023 – “Kreos / Claret Financing”
On March 28, 2024 and June 21, 2024, the Group drew down €25 million related to tranche B and €25 million related to tranche C of the Kreos / Claret Financing. These second and third tranches each consist in 25,000,000 senior secured non-convertible bonds with a par value of €1.00 each, that will not be listed on any market.
A variable interest rate of 7.5% + European Central Bank Base Rate (MRO) (with a floor at 2.5% and a cap at 4%, together the
"interest rate collar") applies to the second and third tranches. These two tranches will be repaid monthly through March 31, 2027, after a deferred repayment of the principal until February 1, 2025.
The Group is allowed to prepay the amounts due under the second and third tranches of the Kreos / Claret Financing at any time. In such case, The Group will be required to pay a sum equal to (i) the principal outstanding at the time of the prepayment (plus accrued interests), plus (ii) an aggregate of all remaining interest payments that would have been paid throughout the remainder of the term of the applicable tranche, discounted to present value by applying a discount rate of 4%, plus (iii) an end-of-loan exit fee equal to 6.0% of the amounts drawn under the applicable tranche.

The Kreos / Claret Financing also provides for a Minimal Return Indemnification ("MRI") to the benefit of the bondholders. The
Minimum Cash Return amount is defined as follows:
(i) with respect to tranche A and tranche B, 1.4 times the amount of the cumulated principal drawn under the relevant instrument, and;
(ii) with respect to tranche C, 1.3 times the amount of the cumulated principal drawn under the relevant instrument.
In the event the amount of the cash generated by the tranche A (the Kreos / Claret OCABSA), tranche B or tranche C bond loans, including principal and interest payments, transaction fees, and the end-of-loan exit fees, (the “Actual Return” calculated as at the earlier of (i) March 31, 2027, or (ii) the date of any prepayment or acceleration of the tranche B and C bond loans or more generally such earlier date as the same shall become repayable ("the Redemption Date")), is lower than the Minimum Cash Return, the Group shall indemnify the bondholders for the difference between the Minimum Cash Return and the Actual Return (the “Minimal Return
Indemnification").
If at the time of the Minimum Return Indemnification payment, the warrants related to both the OCABSA Bonds and the Tranche B amortized bonds (the “Kreos / Claret A-B warrants”) or the Kreos / Claret Tranche C warrants are still outstanding, the exercise price for such warrants shall be adjusted up by the amount of the Minimum Return Indemnification divided by the number of warrants outstanding. For any Kreos / Claret A-B or C warrants that were exercised prior to the last Redemption Date, any capital gains made from the exercise of such warrants will be added to the Minimum Cash Return amount.
Unless the repayment of the Tranche A and B bond loans results from a change of control (in which case the calculation of the Actual
Return shall only include (i) interest accrued prior to conversion of any Tranche A OCABSA, (ii) transaction and end-of-loan exit fees, and (iii) the net capital gain derived from the sale of shares underlying the Tranche A OCABSA within the framework of the change of control transaction), neither the principal subscribed under Tranche A nor the Actual Return generated by Tranche A shall be included in the calculation of the Minimum Return Indemnification (i.e. the Minimum Cash Return and the Actual Return shall only be calculated, and the Minimum Return Indemnification shall only apply to Tranche B and Tranche C).
Accounting treatment
The interest rate collars related to tranches B and C were determined to be closely related to the host debt instruments and therefore do not meet the definition of a derivative instrument to be bifurcated.
The prepayment options related to tranches B and C were not determined to be closely related to the host debt instruments and therefore meet the definition of derivative instruments to be bifurcated. The Group determined that their fair value is insignificant at issuance and as of June 30, 2024.
The Minimum Return Indemnifications are treated as an embedded derivative instruments, which are not deemed closely related to the host debt instruments and therefore meet the definition of derivative instruments to be bifurcated. They are classified as standalone derivative financial liabilities and measured at fair value through profit or loss.
The Kreos / Claret second and third tranches are therefore hybrid instruments, split between (i) debt host contracts accounted for at amortized cost and (ii) bifurcated embedded derivatives accounted for at fair value through profit and loss, corresponding to the
Minimal Return Indemnifications and the prepayment options (the fair value of the prepayment options being deemed insignificant at issuance and as of June 30, 2024).
As the A-B and C warrants (the Kreos / Claret BSA) represent compensation for the realized and future bond issuances of respectively tranches A-B and C and are an integral part of generating such bond issuances, the Group determined that they are in nature origination fees.
As the A-B warrants are associated with both the OCABSA issued under tranche A and the amortized bonds issued under tranche B, the Group allocated the initial fair value of the A-B warrants based on the pro-rata value of the proceeds to be received under each tranche. At inception, the respective initial fair values of the A-B warrants allocated to tranche A and B were deferred and subsequently accounted for as an adjustment to the EIR of the related debt components upon their drawdown (on August 20, 2023 and
March 28, 2024 for tranches A and B respectively).
On November 2, 2023 (issuance date of the Kreos / Claret tranche C BSA), a derivative financial liability was recognized for their initial fair value with a counterparty in prepaid expenses. On that date, the Group, based on management’s latest projections, did not consider the drawdown of the tranche C bonds to be probable. Therefore, the amount of prepaid expenses allocated to the tranche C
BSA has been amortized on a straight-line basis until the drawdown of the tranche C bonds.

Measurement of the Kreos / Claret second and third tranches hybrid instruments
At inception, the net cash proceeds reflect the tranches' initial fair values. The fair values of the Minimal Return Indemnifications were deducted from the initial carrying values of the debt components of each tranche, which were subsequently measured at amortized cost using the EIR method.
The fair values of the Minimum Return Indemnifications were measured using the following assumptions:

Tranche B Minimum Return Indemnification (issued in March 2024)	AS OF MARCH 28, 2024	AS OF JUNE 30, 2024
Final redemption scenario probability	95%	95%
Minimal return	1.40x	1.40x
Discount rate	13%	16%
Probability-weighted present value of shortfall payment (in thousands of €)	1,959 (Final redemption) 68 (Tender offer)	1,882 (Final redemption) 75,766 (Tender offer)
Probability-weighted fair value of tranche A-B warrants with MRI (in thousands of €)	1,066 (Final redemption)	845 (Final redemption)
Probability-weighted fair value of tranche A-B warrants without MRI (in thousands of €)	1,410 (Final redemption)	1,146 (Final redemption)
Total fair value of MRI (in thousands of €)	1,615 (Final redemption, i.e. a+b-c) 68 (Tender offer)	1,581 (Final redemption, i.e. a+b-c) 76 (Tender offer)
Fair value of Tranche B MRI (in thousands of €)	1,683	1,656

Tranche C Minimum Return Indemnification (issued in June 2024)	AS OF JUNE 21, 2024	AS OF JUNE 30, 2024
Final redemption scenario probability	95%	95%
Minimal return	1.30x	1.30x
Discount rate	15%	16%
(a) Probability-weighted present value of shortfall payment (in thousands of €)	741 (Final redemption) 0 (Tender offer)	727 (Final redemption) 0 (Tender offer)
(b) Probability-weighted fair value of tranche C warrants with MRI (in thousands of €)	2,948 (Final redemption)	2,588 (Final redemption)
(c) Probability-weighted fair value of tranche C warrants without MRI (in thousands of €)	3,250 (Final redemption)	2,835 (Final redemption)
Total fair value of MRI (in thousands of €)	475 (Final redemption, i.e. a+b-c) 0 (Tender offer)	480 (Final redemption, i.e. a+b-c) 0 (Tender offer)
Fair value of Tranche C MRI (in thousands of €)	475	480
For the purpose of measuring the fair value of the MRI (shortfall payment), the fair value of the tranche A-B and C BSA was measured with a Black Scholes model under the Final redemption scenario and with a Monte Carlo model under the Tender offer scenario.

As of March 28, 2024, the following assumptions were used: a share price of €13.40, a volatility of 60.3% (Black Scholes) or 61.9%
(Monte Carlo), and a risk-free rate of 2.6% (Black Scholes) or 2.8% (Monte Carlo).
As of June 21, 2024, the following assumptions were used: a share price of €12.94, a volatility of 60.1% (Black Scholes) or 59.9%
(Monte Carlo), and a risk-free rate of 3.0% (Black Scholes) or 3.1% (Monte Carlo).
The assumptions used for the valuations as of June 30, 2024 are set forth below.
As of March 28, 2024, using the same assumption with an increase of +1% volatility, €+1 share price, +1% risk-free rate, +5% in the probability of achieving the Final redemption scenario and +1% discount rate would result in changes of the MRI B value by respectively €+4 thousand, €-30 thousand, €-3 thousand, €+35 thousand and €-53 thousand.
As of June 21, 2024, using the same assumption with an increase of +1% volatility, €+1 share price, +1% risk-free rate, +5% in the probability of achieving the Final redemption scenario and +1% discount rate would result in changes of the MRI C fair value by respectively €+4 thousand, €-16 thousand, €+8 thousand, €+46 thousand and €-13 thousand.
As of June 30, 2024, using the same assumption with an increase of +1% volatility, €+1 share price, +1% risk-free rate, +5% in the probability of achieving the Final redemption scenario and +1% discount rate would result in changes of the MRI B and C fair value by respectively €+9 thousand, €-49 thousand, €+1 thousand, €+65 thousand and €-31 thousand.
Measurement of the Kreos / Claret tranche A-B-C BSA
The Kreos / Claret tranche A-B and tranche C BSA are measured at fair value using a Black-Scholes valuation model. The model considers two probability-weighted scenarios, i.e. (i) the 7-year expiry of the BSA and (ii) an earlier exercise upon a tender offer. The main data and assumptions are the following:

Kreos/Claret Tranche A-B BSA (issued in August 2023)	AS OF DECEMBER 31, 2023	AS OF JUNE 30, 2024
Number of outstanding BSA	214,198	214,198
Exercise price per share	€18.67	€18.67
Ordinary share price	€9.82	€11.68
Exercise date	19/08/2030 (expiry) 18/02/2027 (tender offer)	19/08/2030 (expiry) 18/02/2027 (tender offer)
7-year expiry scenario probability	95%	95%
Volatility	59.5% (expiry) 64.9% (tender offer)	60.6% (expiry) 60.1% (tender offer)
Dividend	—%	—%
Risk-free rate	2.30%	3.0% (expiry) 3.1% (tender offer)
Fair value of issued Kreos/Claret Tranche A-B BSA	920	1,178

Kreos/Claret Tranche C BSA (issued in November 2023)	AS OF DECEMBER 31, 2023	AS OF JUNE 30, 2024
Number of outstanding BSA	405,832	405,832
of which, number of conditional BSA	202,916	0
Exercise price per share	€9.86	€9.86
Ordinary share price	€9.82	€11.68
Exercise date	01/11/2030 (expiry) 18/02/2027 (tender offer)	01/11/2030 (expiry) 18/02/2027 (tender offer)
7-year expiry scenario probability	95%	95%
Probability of Drawdown of Tranche C credit facility	30%	Drawn on june 21, 2024
Volatility	67.4% (expiry) 64.9% (tender offer)	60,1% (expiry) 60,1% (tender offer)
Dividend	0	0
Risk-free rate	2.3%	3.0% (expiry) 3.1% (tender offer)
Fair value of issued Kreos/Claret Tranche C BSA	1,659	2,943
As of December 31, 2023, using the same assumption with an increase of +1% volatility, €+1share price, +1% risk-free rate and +5%
in the probability of achieving the 7-year expiry scenario would result in an increase of Kreos / Claret A-B and C BSA fair value by respectively €96 thousand, €401 thousand, €95 thousand and €76 thousand.
As of June 30, 2024, using the same assumption with an increase of +1% volatility, €+1share price, +1% risk-free rate and +5% in the probability of achieving the 7-year expiry scenario would result in an increase of Kreos / Claret A-B and C BSA fair value by respectively €49 thousand, €495 thousand, €96 thousand and €139 thousand.
Note 15.2.  Heights convertible notes
The Heights convertible notes consists of (i) a host debt instrument and (ii) conversion and settlement options representing embedded derivatives. The whole instrument is measured at fair value through profit or loss ("FVTPL") at each reporting date.
In application of the Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-
current, and Non-current Liabilities with Covenants, the Heights convertible notes are classified as current financial liabilities (see
Note 2).
The fair value of the Heights convertible notes (including the embedded features) has been measured with a Monte Carlo model, considering two probability-weighted scenarios: (i) a Put Event or Default/Dissolution scenario and (ii) a voluntary conversion at maturity scenario. The main data and assumptions are the following:

Heights convertible notes (issued in August 2023)	AS OF DECEMBER 31, 2023	AS OF JUNE 30, 2024
Number of outstanding notes	350	350
Original principal amount (in thousands of €)	35,000	35,000
Interest rate	6%	6%
Conversion price per share	€23.77	€23.77
Ordinary share price	€9.82	€11.68
Maturity date	24/08/2025 (put event) 24/08/2027 (HTM/voluntary conversion)	24/08/2025 (put event) 24/08/2027 (HTM/voluntary conversion)
Held to maturity / voluntary conversion scenario probability	75%	75%
Initial price limit	€14.43	€14.43
Early redemption amount (put event)	120%	120%
Volatility	50%	50%
Credit spread	20%	25%
Risk-free rate	2.3%	3.1%
Fair value of Heights convertible notes (in thousands of €)	27,456	22,960
As of December 31, 2023, using the same assumptions with an increase of +1% volatility, €+1 share price, +1% risk-free rate and
+1% probability of achieving the held to maturity scenario would result in a change in the Heights convertible notes fair value by respectively €+18 thousand, €+352 thousand, €-366 thousand and €-364 thousand.
As of June 30, 2024, using the same assumptions with an increase of +1% volatility, €+1 share price, +1% risk-free rate and +10%
probability of achieving the held to maturity scenario would result in a change in the Heights convertible notes fair value by respectively €+61 thousand, €+248 thousand, €-217 thousand and €-438 thousand.
On the limit date for the drawdown of the second tranche of the Heights Financing (i.e. August 4, 2024), the Group had not drawn down this tranche and has therefore forgone its right to do so in the future.
Note 15.3. State guaranteed loan – “PGE”
The variation in the PGE loan over the period ended June 30, 2024 is primarily related to the reimbursement of capital and interests.

Note 15.4. Conditional advances
Conditional advances as of December 31, 2023 and June 30, 2024 are as follows:

(amounts in thousands of euros)
CONDITIONAL ADVANCES	AS OF DECEMBER 31, 2023	AS OF JUNE 30, 2024
RNP VIR – Bpifrance	4,232	1,178
CARENA – Bpifrance	2,485	1,302
EBOLA – Bpifrance	55	—
Total conditional advances	6,771	2,480
RNP-VIR – Bpifrance
Under the RNP-VIR contract, the Group was eligible to receive up to €6.3 million in conditional advances to further develop methods for the discovery of new molecules for the treatment of viral infectious diseases through the development of the “Modulation of RNA biogenesis” platform. As of December 31, 2022, the Group had received €4,032 thousand, of which €1,756 thousand was received in
September 2017, €346 thousand in August 2018 and €1,930 thousand in November 2019.
In June 2024, the Group and Bpifrance agreed to terminate the project due to technical failure. Bpifrance will claim the reimbursement of €1,241 thousand corresponding to overpayments of conditional advances and subsidies (for which the Group had not incurred the corresponding R&D expenses) and agreed to waive 60% of the remaining advances of €2,945 thousand and accrued interests, for which the Group recognized a subsidy income of €1,872 thousand in the aggregate (see Note 18).
CARENA – Bpifrance
Under the CARENA agreement, the Group was eligible to receive up to €3,840 thousand to develop a therapeutic HIV treatment program with ABX464. As of December 31, 2022, the Group received €2,187 thousand, of which €1,150 thousand was received in
December 2013, €1,008 thousand in September 2014 and €29 thousand received in June 2016.
In June 2024, the Group and Bpifrance agreed to terminate the project due to technical failure. Bpifrance granted an additional amount of €1,068 thousand payable to the Group to reimburse additional expenses incurred as part of the project, and agreed to waive 60% of the remaining conditional advance of €3,255 thousand and accrued interests, for which the Group recognized a subsidy income of
€2,251 thousand in the aggregate (see Note 18).

Note 15.5. Lease liabilities
The variations in lease liabilities are set forth below:

(amounts in thousands of euros)	LEASE LIABILITY
AS OF DECEMBER 31, 2022	1,384
(+) Increase	—
(-) Decrease	(270)
AS OF JUNE 30, 2023	1,114

AS OF DECEMBER 31, 2023	540
(+) Increase	2,036
(-) Decrease	(353)
AS OF JUNE 30, 2024	2,223
Lease liabilities mainly relate the Group’s former headquarters in Paris (the lease of which ended on June 2024), the Boston office entered into in November 2023, the Montpellier offices entered into in April 2024, the new Paris headquarters entered into in May
2024 and to a lesser extent to vehicles, parking lots and printers (Note 8).
In April 2024, the Company entered a lease contract for a new Montpellier office. It has an initial six-year duration, with the option for the Company to terminate the lease at any time with a six-month notice period, and a tacit renewal option for an additional period of six years. Based on Management's estimate, the initial lease period of six years is considered reasonably certain and is therefore used for the measurement of the lease liability.
The lease for the Group’s corporate headquarters in Paris, France at 7-11 Boulevard Haussmann, 75009 Paris ended on June 30, 2024.
A new lease for different premises within the same building was entered into on May 2, 2024. It has a three-year duration, and no renewal option. The Group also benefits from an initial eight-month rent-free period.
As of December 31, 2023 and June 30, 2024, the lease liabilities of the Paris headquarters and Boston offices represented 93% and
93% of the total lease liability, respectively.
Lease expenses related to contracts for which a lease liability and right of use asset is recognized under IFRS 16 were €263 thousand and €309 thousand for the six-month periods ended June 30, 2023 and 2024, respectively. They were recognized for (i) €251 thousand and €405 thousand as Depreciation expenses and (ii) €6 thousand and €25 thousand as Interest expenses, for the six-month periods ended June 30, 2023 and 2024, respectively.
Lease expenses related to short-term lease contracts and low value assets that are not included in the valuation of the lease liability amount to €162 thousand, and €177 thousand for the six-month periods ended June 30, 2023 and 2024, respectively.
Note 15.6. Royalty certificates
The royalty certificates are measured at amortized cost using the EIR method.
The fair value of the royalty certificates, calculated using the same model as their initial measurement, amounts to €12,395 thousand as of December 31, 2023 and €12,648 thousand as of June 30, 2024.
The fair value of the royalty certificates is based on the net present value of royalties, which depends on assumptions made by the
Group with regards to the probability of success of its studies (“POS”), the commercialization budget of obefazimod (“peak penetration”) and the Group's WACC. In addition, royalty projections have been adjusted to reflect any difference between the
Group’s value derived from management projections and the Group’s market capitalization.
As of December 31, 2023, using the same assumptions with an increase of +5 points of POS, +5% of peak penetration (best case scenario), +1% WACC and €+1 share price would result in a change in the royalty certificates fair value by respectively €
+1104 thousand, €+1757 thousand, €-577 thousand and €+1325 thousand. Using the same assumptions with a decrease of -5 points of
POS, -5% of peak penetration (worst case scenario) and -1% WACC and €-1 share price would result in a change in the royalty certificates fair value by respectively €-1104 thousand, €-2311 thousand, €+612 thousand and €-1325 thousand.
As of June 30, 2024, using the same assumptions with an increase of +5 points of POS, +5% of peak penetration (best case scenario),
+1% WACC and €+1 share price would result in a change in the royalty certificates fair value by respectively €+1,126 thousand, €
+1,899 thousand, €-529 thousand and €+1,134 thousand. Using the same assumptions with a decrease of -5 points of POS, -5% of peak penetration (worst case scenario) and -1% WACC and €-1 share price would result in a change in the royalty certificates fair value by respectively €-1,126 thousand, €-2,469 thousand, €+558 thousand and €-1,134 thousand.
Note 15.7. Change in financial liabilities
Changes in financial liabilities, excluding derivative instruments, are presented below as of June 30, 2023 and 2024:

(Amounts in thousands of euros)
FINANCIAL LIABILITIES (excluding derivatives instruments)	Kreos 1 & 2 bond loans	Oceane	Kreos & Claret convertible notes (OCABSA )	Kreos & Claret bond loans	Heights convertibl e notes	PGE	Conditional advances BPI	Lease liabilities	Prosynerg ia earn- out liability	Royalty certificates	Total
AS OF JANUARY 1, 2023	12,982	19,957				4,838	6,783	1,384		3,287	49,231
Repayments	(3,727)					(1,250)	(50)				(5,297)
Interest paid	(449)	(750)				(43)		(6)			(1,248)
Non-cash changes: interest expense and other	559	1,382				74	47	6		819	2,888
Non-cash changes: amortized cost remeasurement										6,512	6,512
AS OF JUNE 30, 2023	9,366	20,589				3,619	6,780	1,114		10,618	52,086
(Amounts in thousands of euros)
FINANCIAL LIABILITIES (excluding derivatives instruments)	Kreos 1 & 2 bond loans	Oceane	Kreos & Claret convertible notes (OCABSA )	Kreos & Claret bond loans	Heights convertibl e notes	PGE	Conditional advances BPI	Lease liabilities	Prosynerg ia earn- out liability	Royalty certificates	Total
AS OF JANUARY 1, 2024	—	—	21,643		29,605	3,678	6,771	540	—	12,229	74,466
Proceeds				47,444	—						47,444
Repayments					(4,375)	(1,250)	(55)	(353)			(6,033)
Interest paid			(1,125)	(829)	(952)	(18)		(25)			(2,949)
Non-cash changes: classification of embedded derivatives as separate derivative financial instruments				(3,204)							(3,204)
Non-cash changes: (gain)/loss on recognition or derecognition					(295)						(295)
Non-cash changes: interest expense and other			1,948	1,365	920	34	7	25		1,933	6,232
Non-cash changes: other fair value remeasurement					(91)						(91)
Non-cash changes : subsidies (Note 15.4)	—						(4,070)	—	—	—	(4,070)
Non-cash changes : other reclassifications							(173)				(173)
Non cash changes: additional leases								2,036			2,036
AS OF JUNE 30, 2024	—	—	22,466	44,776	24,812	2,444	2,480	2,223	—	14,162	113,363

For the period ended June 30, 2024, proceeds from the issuance of the Kreos / Claret tranches B and C bond loans are presented net of transaction costs and deposits (corresponding to the prepayments of half of the last debt installments on issuance date) included in the debt discount using the EIR method, and amounting to €1,475 thousand and €1,081 thousand respectively. Net proceeds from non-
convertible bond loans of €48,544 thousand disclosed in the Unaudited Condensed Consolidated Statements of Cash Flows do not
include transaction fees of (i) €500 thousand related to the Kreos / Claret tranche A-B warrants classified as prepaid expenses as of
December 31, 2023 and €600 thousand related to tranche C and not yet disbursed as of June 30, 2024.
Note 15.8. Change in derivative instruments
Changes in derivative instruments, are presented below as of June 30, 2023 and 2024:

(amounts in thousands of euros)	Kreos A BSA	Kreos B BSA	OCEANE conversion option	Kreos/Claret BSA	Kreos/Claret Minimum Return Indemnifications	Total
DERIVATIVE FINANCIAL INSTRUMENTS
AS OF JANUARY 1, 2023	275	149	142	—	—	566
(+) Increase in fair value	986	440	4,186	—	—	5,612
(-) Decrease in fair value	—	—	—	—	—	—
(-) Repurchases	(489)	(339)	—	—	—	(829)
(-) Exercises	(771)	(250)	—	—	—	(1,021)
AS OF JUNE 30, 2023	—	—	4,328	—	—	4,328
AS OF JANUARY 1, 2024	—	—	—	2,579	—	2,579
(+) Issuance	—	—	—	—	2,158	2,158
(+) Increase in fair value	—	—	—	1,542	5	1,547
(-) Decrease in fair value	—	—	—	—	(27)	(27)
(-) Repurchases	—	—	—	—	—	—
(-) Exercises	—	—	—	—	—	—
AS OF JUNE 30, 2024	—	—	—	4,121	2,136	6,257
On May 24, 2023, the holders opted for the cashless exercise option of the share warrants they held. At this date, the fair value of exercised warrants of €1,850 thousand was reclassified from derivative financial liabilities to equity. As of this date, due to the put option being exercised by the holders, the fair value of the BSAs is deemed equal to their intrinsic value, which is equal to the difference between the share price on May 24, 2023 and their exercise price.

Note 15.9. Breakdown of financial liabilities by maturity
The following are the remaining contractual maturities of financial liabilities as of December 31, 2023 and June 30, 2024. The amounts are gross and undiscounted, and include contractual interest payments.

	AS OF DECEMBER 31, 2023
CURRENT AND NON-CURRENT FINANCIAL LIABILITIES	GROSS AMOUNT	CONTRACTUAL CASH FLOWS	LESS THAN 1 YEAR	FROM 1 TO 2 YEARS	FROM 2 TO 5 YEARS	LONGER THAN 5 YEARS
(amounts in thousands of euros)
Kreos 1 & 2 bond loans	—	14,098	9,034	5,065	—	—
Oceane	—	31,000	1,500	1,500	28,000	—
PGE	2,428	5,173	1,293	1,293	2,586	—
Conditional advances BPI	6,771	6,813	3,697	1,490	1,626	—
Royalty certificates	12,229	—	—	—	—	—
Lease liabilities	540	1,403	558	557	289	—
Derivative instruments	—	566	142	—	424	—
Total financial liabilities	21,968	59,053	16,223	9,905	32,925	—

	AS OF JUNE 30, 2024
CURRENT AND NON-CURRENT FINANCIAL LIABILITIES	GROSS AMOUNT	CONTRACTUAL CASH FLOWS	LESS THAN 1 YEAR	FROM 1 TO 2 YEARS	FROM 2 TO 5 YEARS	LONGER THAN 5 YEARS
(amounts in thousands of euros)
Heights convertible notes	24,812	31,423	10,259	9,734	11,430	—
Kreos/Claret convertible notes (OCABSA)	22,466	29,778	2,250	8,148	19,380	—
Kreos/Claret bond loans	44,776	61,221	15,000	25,933	20,288	—
PGE	2,444	2,586	1,293	1,293	—	—
Conditional advances BPI	2,480	2,480	2,480	—	—	—
Royalty certificates (1)	14,162	—	—	—	—	—
Lease liabilities	2,223	2,396	583	906	907	—
Derivative instruments	6,257	6,257	4,121	—	2,136	—
Total financial liabilities	119,620	136,142	35,986	46,014	54,142	—
(1) The contractual cash flows above do not include potential future royalty payments related to the royalty certificates, amounting to
2% of the future net sales of obefazimod (worldwide and for all indications). The amount of royalties that may be paid under the royalty certificates is capped at €172.0 million in the aggregate. Royalty payments are expected to take place before the expiry date of the certificates, which is 15 years after their issuance date (September 2, 2037), and would be included in the "from 2 to 5 years" and
"longer than 5 years" maturity categories according to management's projections.
Note 16. Retirement benefit obligations
Retirement benefit obligations include the liability for the defined benefit plan, measured based on the provisions stipulated under the applicable collective agreements, i.e. the French pharmaceutical industry’s collective agreement. This commitment only applies to employees subject to French law. Employees in the U.S. benefit from defined contribution plans (401(k)).
Note 17. Payables and other current liabilities

Note 17.1. Trade payables and other current liabilities
Trade payables and other current liabilities break down as follows:

(amounts in thousands of euros)
TRADE PAYABLES AND OTHER CURRENT LIABILITIES	AS OF DECEMBER 31, 2023	AS OF JUNE 30, 2024
Trade payables	21,953	17,428
Accrued invoices	25,269	13,123
Other	(1)	1,241
Trade payables and other current liabilities	47,221	31,793
"Other" primarily relates to the amount of subsidies and conditional advances claimed by Bpifrance as part of the termination of the
RNP-VIR project, the payment of which took place in July 2024 (see Note 3.2).
Note 17.2. Tax and employee-related payables
Tax and employee-related payables are presented below:

(amounts in thousands of euros)
TAX AND EMPLOYEE-RELATED PAYABLES	AS OF DECEMBER 31, 2023	AS OF JUNE 30, 2024
Employee-related payables	3,694	3,218
Social security and other	2,251	2,420
Other tax and related payments	127	310
Tax and employee-related payables	6,073	5,948
Note 18. Operating income
Operating income is composed as below:

(amounts in thousands of euros)
OPERATING INCOME	FOR THE SIX MONTHS ENDED JUNE 30, 2023	FOR THE SIX MONTHS ENDED JUNE 30, 2024
Research tax credit ("CIR")	2,235	2,665
Subsidies	13	4,121
Other	7	29
Total operating income	2,255	6,815
Research tax credit (“CIR”)
CIR
The Group carries out research and development projects. As such, it has benefited from a research tax credit for the periods ended
June 30, 2023 and 2024 for an amount of €2,235 thousand and €2,665 thousand, respectively.
Subsidies

Subsidies primarily relate to the Bpifrance RNP-VIR and CARENA conditional advances, the repayments of which were partly waived by Bpifrance in June 2024, for €1,872 thousand and €2,521 thousand respectively (see Notes 3.2 and 15.4).
Note 19. Operating expenses
Note 19.1. Sales and marketing

(amounts in thousands of euros)
SALES AND MARKETING	FOR THE SIX MONTHS ENDED JUNE 30, 2023	FOR THE SIX MONTHS ENDED JUNE 30, 2024
Personnel costs	155	1,443
Consulting and professional fees	—	2,093
Other sales and marketing expenses	—	693
Sales & Marketing	155	4,229
The sales and marketing expenses as of June 30, 2024 consist primarily in consulting costs associated with market research in preparation for the Group's future sales and commercialization efforts in the U.S.
Note 19.2. Research and development
Research and development expenses break down as follows:

(amounts in thousands of euros)
RESEARCH AND DEVELOPMENT EXPENSES	FOR THE SIX MONTHS ENDED JUNE 30, 2023	FOR THE SIX MONTHS ENDED JUNE 30, 2024
Sub-contracting, studies and research	26,833	47,282
Personnel costs	2,300	9,421
Consulting and professional fees	2,211	5,489
Intellectual property fees	802	941
Other research and development expenses	476	1,519
Research and development expenses	32,622	64,650
For the six-month period ended June 30, 2024, research and development expenses were €64,650 thousand, as compared to
€32,622 thousand for the six-month period ended June 30, 2023. This increase was primarily due to the €25,556 thousand increase in
UC expenses, due to the progress of Phase 3 clinical trials for obefazimod in UC (Phase 3 costs are significantly more expensive than
Phase 2) and the €4,477 million increase in transversal activities related the (i) the overall expansion of the R&D headcount to support the growing organization and (ii) the issuance of new equity awards to officers and employees.

Note 19.3. General and administrative

(amounts in thousands of euros)
GENERAL AND ADMINISTRATIVE EXPENSES	FOR THE SIX MONTHS ENDED JUNE 30, 2023	FOR THE SIX MONTHS ENDED JUNE 30, 2024
Personnel costs	3,305	11,172
Consulting and professional fees	2,361	3,848
Other general and administrative expenses	1,092	2,912
General and administrative expenses	6,758	17,932
For the six-month period ended June 30, 2024, general and administrative expenses were €17,932 thousand, as compared to
€6,758 thousand for the six-month period ended June 30, 2023. This increase was primarily due to increase in personnel costs by
€7,867 thousand, resulting from the issuance of new equity awards to officers and employees, management changes that occurred during the period (see Note 3.1 Change in governance and management – February-August 2023) and the increased G&A headcount to support the expansion of the overall organization, as well as increased legal and professional fees and other costs associated with operating as a dual-listed public company.
Note 20. Employees
The Group’s average workforce during the periods ended June 30, 2023 and 2024 was as follows:

HEADCOUNTS	FOR THE SIX MONTHS ENDED JUNE 30, 2023	FOR THE SIX MONTHS ENDED JUNE 30, 2024
France	22	35
United States	1	27
Total	23	62

Note 21. Financial gain (loss)
The financial loss breaks down as follows:

(amounts in thousands of euros)
FINANCIAL GAIN (LOSS)	FOR THE SIX MONTHS ENDED JUNE 30, 2023	FOR THE SIX MONTHS ENDED JUNE 30, 2024
Interest on bond loans	(559)	(1,365)
Interest on convertible loan notes	(1,382)	(2,868)
Interest on conditional advances	(47)	(61)
Interest on royalty certificates	(7,331)	(1,933)
Interest on lease liabilities	(6)	(25)
Increase in derivatives fair value	(5,612)	(1,547)
Transaction costs	—	(1,606)
Foreign exchange losses	—	(76)
Other	(93)	(34)
Financial expenses	(15,030)	(9,514)
Interest income	—	4,811
Decrease/(increase) in derivatives fair value	—	27
Decrease/(increase) in other liabilities at fair value through profit and loss	—	91
Effect of unwinding the discount related to advances made to CROs	339	351
Day-one gain on recognition of financial liabilities	—	295
Foreign exchange gains	—	2,298
Other financial income	17	—
Financial income	357	7,873
Financial gain (loss)	(14,673)	(1,641)
Increases and decreases in the fair value of derivatives for the six-month period ended June 30, 2024 are detailed in Notes 15.1, 15.2.
The increase in the fair value of the derivatives for the six-month period ended June 30, 2023 relates to the Kreos 1&2 BSA for €1,426 thousand and the OCEANE conversion option for €4,186 thousand, as a result of significant changes in market conditions over the period (the detailed characteristics of the instruments are set forth in Notes 15.3 and 15.5 to the annual consolidated financial statements of the Group as of December 31, 2023).
The higher amount of interest on royalty certificates for the period ended June 30, 2023 (€7,331 thousand) resulted from the Group's reassessment of the probability of future cash flows related to the certificates. This change reflected the higher probability to reach the objectives of the Group's development and commercialization plans, following the changes in management and governance that occurred during the period, as well as the positive results of the Phase 2b two-year open-label maintenance trial for UC.
The decrease in other liabilities at fair value through profit or loss ("FVTPL") relates to the Heights notes for the six-month period ended June 30, 2024 (see Note 15.2).
Transaction costs for the six-month period ended June 30, 2024 mainly relate to the amortization of the prepaid expenses related to the transaction costs of the Kreos / Claret tranche C bond loans (see Note 15.1).
Interest income mainly relates to the invested proceeds from the Group's Global Offering and the Kreos / Claret and Heights
Financings.
Foreign exchange gains for the six-month period ended June 30, 2024 relate to the translation of cash and cash equivalents held in
U.S. dollars into the Group's presentation currency as of June 30, 2024 (see Note 11), resulting in a gain of €1,808 thousand, and to other realized and unrealized gains on  foreign exchange transactions.

Note 22. Income tax
The Group incurred tax losses in the current period and prior years. As the recoverability of these tax losses is not considered probable in subsequent periods due to the uncertainties inherent in the Group’s business, the Group has not recognized deferred tax assets beyond deferred tax liabilities arising within the same taxable entity under the same taxable regime and with consistent timing of reversal, after considering, if applicable, limitations in the use of deductible tax losses carried forward from prior periods applicable under tax laws in France and in the U.S.
Note 23. Income (loss) per share
Basic losses per share is calculated by dividing income (loss) attributable to equity holders of the Group by the weighted-
average number of outstanding ordinary shares for the period.
Diluted losses per share are calculated by adjusting the weighted average number of ordinary outstanding shares to assume conversion of all dilutive potential ordinary shares.

(amounts in thousands of euros, except share data)
BASIC AND DILUTED LOSS PER SHARE	FOR THE SIX MONTHS ENDED JUNE 30, 2023	FOR THE SIX MONTHS ENDED JUNE 30, 2024
Weighted average number of outstanding shares	35,903,802	62,918,529
Net loss for the period	(51,953)	(81,638)
Basic and diluted loss per share (€/share)	(1.45)	(1.30)
Since net results for the six-month period ended June 30, 2023 and 2024 are losses, potentially dilutive instruments (BCEs, BSAs,
AGAs, the Kreos 1 bonds, OCEANE, OCABSA, the Kreos / Claret BSAs and the Heights notes) have been excluded from the computation of diluted weighted-average shares outstanding, because such instruments had an antidilutive impact. Consequently, the diluted losses per share are the same as the basic losses per share.
Note 24. Related parties
Over the six-month periods ended June 30, 2023 and 2024, the Group has not engaged in any new transaction with its related parties,
Note 25. Off-balance sheet commitments given
Over the period ended June 30, 2024, the Group has not given any significant additional off-balance sheet commitment or amended already existing commitment, other than the new leases described in Note 15.5. The off-balance sheet commitments given by the
Group as of June 30, 2024 are identical to December 31, 2023, which the exception of the extinguishment of the commitments under the Bpifrance CARENA and RNP-VIR contracts (see Notes 3.2 and 15.4 of these financial statements and Note 25.2 to the
Consolidated financial statements of the Group as of December 31, 2023) and the following changes in the commitments related to
CRO contracts:
In the ordinary course of business, the Group regularly uses the services of subcontractors and enters into research and partnership arrangements with various contract research organizations, or CROs, and with public- sector partners or subcontractors, who conduct clinical trials and studies in relation to the drug candidates.

As of June 30, 2024, the Group’s commitments amounted to €245.4 million. The cost of services performed by CROs is recognized as an operating expense as incurred.
Note 26. Off-balance sheet commitments received and contingent assets
Over the six-month period ended June 30, 2024, the Group has not received any significant additional commitment and has not identified any contingent assets susceptible to being recognized in the future.
Note 27. Management and assessment of financial risks
The Group is exposed to interest rate risk, credit risk, foreign currency risk and liquidity risk. The Group has not identified any significant changes in the identified credit risks  as of June 30, 2024 compared to December 31, 2023.
Liquidity risk
The remaining contractual maturities of financial liabilities as of December 31, 2023 and June 30, 2024 are presented in Note 15.9.
The Group's estimate of its cash runway as of the date of approval of these financial statements is set forth in Note 2 - Going concern.
Interest rate risk
The Group is exposed to market risks in connection with its medium and long-term borrowings subject to variable interest rates.
As of December 31, 2023, following the full repayment of the Kreos 1 bonds, all the Group’s non-derivative financial liabilities accounted for at amortized cost bore fixed interest rates.
Over the six-month period ended June 30, 2024, the Group has drawn down the third and second tranches of the Kreos / Claret
Financing, bearing variable interest rates (consisting of a fixed margin of 7.5% + European Central Bank Base Rate (MRO), with a floor at 2.5% and a cap at 4%) and has therefore performed a reassessment of its exposure to interest rate risk. Due to the interest rate collar having a range of 150 bp, the Group concluded that it still has limited exposure.
Foreign currency risk
The Group is exposed to a risk of exchange rates fluctuations on commercial transactions performed in currencies different from the functional currency of the Group entity recording the transactions.
For six-month periods ended June 30, 2023 and 2024, expenses in U.S. dollars totaled €1,232 thousand and €6,085 thousand based on the average annual exchange rate in effect on June 30, 2023 and 2024 respectively. As a result, an adverse 10% change in the exchange rate for the U.S. dollar against the euro would have resulted in a foreign exchange rate loss of approximately €137 thousand and €628 thousand for the six-month periods ended June 30, 2023 and 2024 respectively.
At this stage, the Group has not adopted any other recurring mechanism of hedging to protect its activity against currency fluctuations.
From time to time, the Group may nevertheless subscribe currency term accounts in order to cover a commitment in currency as described above. The Group may consider in the future using a suitable policy to hedge exchange risks in a more significant manner if needed.

Statutory auditors' review report on the interim financial information

PricewaterhouseCoopers Audit 63, rue de Villiers 92208 Neuilly-sur-Seine Cedex	Agili(3f) 69, boulevard des Canuts 69004 Lyon
Statutory auditors’ review report on the half-yearly financial information
For the period from January 1st, 2024 to June 30, 2024
This is a free translation into English of the statutory auditors’ review report on the interim / half-yearly financial information issued in French and is provided solely for the convenience of English-speaking users. This report includes information relating to the specific verification of information given in the Group’s half-yearly management report. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.
To the Shareholders,
In compliance with the assignment entrusted to us by general assembly and in accordance with the requirements of article L.451-1-2 III of the French Monetary and Financial Code (“Code monétaire et financier”), we hereby report to you on:
•the review of the accompanying condensed half-yearly consolidated financial statements of Abivax, for the period from January 1st, 2024 to June 30, 2024;
•the verification of the information presented in the interim/half-yearly1 management report.
These condensed half-yearly consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.
I - Conclusion on the financial statements
We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.
Accordingly, we do not express an audit opinion.
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34-
standard of the IFRSs as adopted by the European Union applicable to interim financial information.
Without qualifying our conclusion, we draw your attention to the matter set out in note 2 “Basis of preparation” to the condensed half-yearly consolidated financial statements regarding the impact of the amendments to IAS 1
“Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current and Non-Current
Liabilities with Restrictive Covenants” on the classification of the Heights convertible bond as of June 30, 2024 and
December 31, 2023.
II - Specific verification
We have also verified the information presented in the interim/half-yearly1 management report on the condensed half-yearly consolidated financial statements subject to our review.
We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.
Neuilly-sur-Seine and Lyon, September 9, 2024
The Statutory Auditors
                PricewaterhouseCoopers Audit                                                        Agili(3f)
          Cédric Mazille  Sylvain BOCCON-GIBOD